FIRST FARMERS®



2011 ANNUAL REPORT • ANOTHER YEAR OF GROWTH

2011 REPORT TO SHAREHOLDERS

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

Condensed statements, December 31, 2011 and December 31, 2010 (In thousands of Dollars)

ASSETS	2011	2010	%change
Cash and due from banks	$73,021	$32,499	124.7%
United States government securities (including agencies & mortgaged backed securities)	235,051	153,741	52.9%
Municipal and other securities	118,329	122,414	-3.3%
Loans, less unearned income and allowance for possible loan losses	508,602	549,759	-7.5%
Bank premises and equipment, at cost less allowance for depreciation and amortization	24,324	22,842	6.5%
Other assets	58,122	60,454	-3.9%
TOTAL ASSETS	**$1,017,449**	**$941,709**	**8.0%**
LIABILITIES			
Deposits	$856,430	$791,826	8.2%
Federal funds purchased and securities sold under repurchase agreements	16,347	5,813	181.2%
Other liabilities	33,365	37,848	-11.8%
TOTAL LIABILITIES	**$906,142**	**$835,487**	**8.5%**
SHAREHOLDERS' EQUITY			
Common Stock	$ 53,300	$ 54,300	-1.8%
Noncontrolling interest – preferred stock	95	95	0.0%
Retained earnings	54,890	52,636	4.3%
Accumulated other comprehensive income	3,022	-809	-473.5%
TOTAL EQUITY	**$111,307**	**$106,222**	**4.8%**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$1,017,449**	**$941,709**	**8.0%**

FIRST FARMERS AND MERCHANTS CORPORATION is a bank holding company headquartered in Columbia, Tennessee. Its sole subsidiary is First Farmers & Merchants Bank. First Farmers operates 18 banking locations in a seven-county area in Middle Tennessee that includes Maury, Lawrence, Marshall, Hickman, Giles, Dickson and Williamson counties. It is distinguished by its commitment to traditional, personal banking relationships that incorporate state-of-the-art technology to provide the highest possible level of service. Since the bank's establishment in 1909, it has worked to uphold the motto, "Dedicated to Community Service."

For more information: First Farmers and Merchants Corporation, 816 South Garden Street, Columbia, TN 38401
(931) 388-3145 | 800-882-8378 | www.myfirstfarmers.com | Member FDIC

LETTER FROM THE CEO



AVERAGE DEPOSITS



$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2006
2007
2008
2009
2010
2011

AVERAGE ASSETS



$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
2006
2007
2008
2009
2010
2011

BOOK VALUE PER SHARE



$20.50
$20.00
$19.50
$19.00
$18.50
$18.00
$17.50
$17.00
$16.50
$16.00
$15.50
2006
2007
2008
2009
2010
2011

To our Shareholders:

With the nation's economy still challenging businesses and financial institutions everywhere, in 2011 your bank continued to do well. We have, indeed, been blessed.

It was a year of further stability and profitability for the bank, as these select financial highlights show:

- Net income of $8,228,000
- Total shareholders' equity of $111,307,000
- Core book value increased 3%
- Total assets increased 8%
- Total deposits up 8.2%

First Farmers & Merchants Bank remains both stable and profitable. Total assets crossed the $1 billion mark, an all-time high. Net income was $8,228,000, representing a 14% increase over the previous year. Total assets in our Trust Department reached $3 billion, also an all-time high. And I'm pleased to report that our Board of Directors approved dividends paid to shareholders in the amount of $4 million during the year, our 120th consecutive dividend payment. In 2011, we opened our 18th branch office in the Port Royal area of Spring Hill and broke ground for our 19th in the rapidly growing McEwen development in Franklin. In short, it's been another year of growth.

I can't emphasize enough how strong a team we have in our directors, officers and employees. These are professionals who have been around the banking business for years and have seen it all. As a result, they have done an excellent job helping us navigate through this year's rough waters to continued profitability.

Thank you for your continued support of First Farmers and Merchants Corporation.

T. Randy Stevens

T. Randy Stevens
Chairman and CEO
First Farmers and Merchants Corporation

One Branch Office added in Spring Hill
8.2% GROWTH IN DEPOSITS • ANOTHER YEAR OF GROWTH
One Branch Office under construction in Williamson County
First Farmers • 14.2% Growth in Revenues
Non-interest income up 12.3% • 8% Growth in Assets

BOARD OF DIRECTORS



T. Randy Stevens
CHAIRMAN AND CEO
FIRST FARMERS
AND MERCHANTS
CORPORATION/FF&MB



Timothy E. Pettus
PRESIDENT
FIRST FARMERS
AND MERCHANTS
CORPORATION/FF&MB



Kenneth A. Abercrombie
RETIRED, PRESIDENT
LORETTO CASKET CO., INC.



James L. Bailey
MAYOR
MAURY COUNTY, TENNESSEE



M. Darlene Baxter
RETIRED, VICE PRESIDENT –
AFFILIATE SERVICES
MAURY REGIONAL
MEDICAL CENTER



Jonathan M. Edwards
PRESIDENT AND CEO
EDWARDS OIL COMPANY



Thomas Napier Gordon
ATTORNEY AND
MANAGING PARTNER
GORDON BROTHERS PROPERTIES



Dalton M. Mounger
ATTORNEY



Dr. Joseph W. Remke, III
OPTOMETRIST



Pat Riley
PRESIDENT AND CEO
RCR BUILDING CORPORATION



Matthew M. Scoggins, Jr.
CEO
TENNESSEE FARMERS
INSURANCE COMPANIES



W. Lacy Upchurch
PRESIDENT
TENNESSEE FARM BUREAU
FEDERATION



William R. Walter
RETIRED, CEO
MAURY REGIONAL
HEALTHCARE SYSTEMS



Dan C. Wheeler
RETIRED, DIRECTOR
UT CENTER FOR
PROFITABLE AGRICULTURE



Dr. David S. Williams
ORTHODONTIST

FIRST FARMERS®

For the life *you* lead®.

2011 FINANCIAL REPORTS

Please contact: Patricia P. Bearden, Chief Financial Officer, about any information contained in this report.
Notice of Annual Shareholders Meeting: Tuesday, April 17, 2012, at 11:30 a.m.
Location: First Farmers Northside Office, 901 Nashville Highway, Columbia, Tennessee

COMPARATIVE PERFORMANCE

Set forth below is a graph comparing the yearly change in the cumulative total shareholder return on the common stock of First Farmers and Merchants Corporation (FF&M in the graph) against the cumulative total return of the S&P 500 Index and the Dow Jones Select Regional Bank Index for the five-year period commencing December 31, 2006 and ending December 31, 2011.



$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
2006
2007
2008
2009
2010
2011
FF&M *
DOW JONES SELECT REGIONAL BANK INDEX **
S & P 500 ***

VALUE OF $100 INVESTED ON DECEMBER 31, 2006

	2006	2007	2008	2009	2010	2011
FF&M*	$ 100.00	$ 101.39	$ 98.78	$ 90.42	$ 66.70	$ 61.54
DOW JONES SELECT REGIONAL BANK INDEX**	100.00	74.71	49.54	44.35	53.65	47.03
S&P 500***	100.00	105.49	66.47	84.06	96.74	98.78

* Assumes that the value of the investment in FF&M was $100 on December 31, 2006, with all dividends reinvested.
** Assumes that the value of the investment in the index was $100 on December 31, 2006, with all dividends reinvested.
*** Assumes that the value of the investment in the index was $100 on December 31, 2006, with all dividends reinvested.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report to Shareholders may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "hopes," "may," "plans," "will," or "anticipates," or the negatives of such terms. We caution you not to place undue reliance on such forward-looking statements in this Annual Report to Shareholders because results could differ materially from those anticipated as a result of a variety of factors. These forward-looking statements include, without limitation, those relating to the quality of service provided to customers, reduction in net loans, the effect of fluctuating interest rates on net interest income, the stability of market rates, adequate access to capital to meet liquidity needs, capital expenditures, the completion of our new branch, cash dividends, cash flows on impaired loans, the present value of servicing income, deferred tax assets, potential issuance of shares, the fair value of bonds, impairment of securities, lease commitments, troubled debt restructurings, the Federal Home Loan Bank of Cincinnati (the "FHLB") credit line, repayment of loans by borrowers, legal claims, capital adequacy requirements, fair value valuation methodologies, fair value of other assets, valuation of financial instruments, post-retirement benefit payments, interest rate sensitivity and risk, diversification of the loan portfolio, gross interest income, the adequacy of allowance for loan and lease losses, the loan concentration, expected maturity of investment securities, intent of management to hold certain loans until maturity or payoff, the value of underlying collateral and the impact of accounting standards on the financial statements. Factors that could affect our results include, but are not limited to, changes in economic conditions, fluctuations in prevailing interest rates and the effectiveness of our risk monitoring systems, our ability to maintain credit quality, our ability to provide market competitive products and services, laws and regulations affecting financial institutions in general, our ability to operate and integrate new technology, the effectiveness of our interest rate hedging strategies, government fiscal and monetary policies, changes in our operating or expansion strategy, changes in our assumptions or estimation methodologies, the availability of and costs associated with maintaining and/or obtaining adequate and timely sources of liquidity, limitations on our ability to pay dividends and to meet our cash obligations, assumption and judgments about the collectability of our loan portfolio, our ability to compete with other financial services companies and other factors generally understood to affect the financial results of financial services companies.

EXECUTIVE OVERVIEW

General

First Farmers and Merchants Corporation (the "Corporation") was incorporated on March 31, 1982 as a Tennessee corporation. As of December 31, 2011, the only direct subsidiary of the Corporation was First Farmers and Merchants Bank (the "Bank"), which conducts the principal business of the consolidated company. The Bank was organized as a national bank in 1954 as a successor to a state bank that was organized in 1909. The Bank remained a national bank until July 5, 2005, when it converted back to a state-chartered bank and changed its name from First Farmers and Merchants National Bank to First Farmers and Merchants Bank. The Bank has direct and indirect subsidiaries through which it holds F&M West, Incorporated, Maury Tenn, Incorporated and Maury Tenn Properties, Incorporated. The principal executive offices of the Corporation are located at 816 South Garden Street, Columbia, Maury County, Tennessee. Management of the Corporation evaluates the financial condition of the Corporation in terms of the Bank's operations within its service area.

All dollar amounts in this Annual Report to Shareholders, other than per-share amounts, are in thousands unless otherwise noted.

Financial Condition

The Corporation's assets consist primarily of its investment in the Bank and other smaller investments. Its primary activities are conducted through the Bank. The Bank is committed to providing quality services in diverse markets and a changing interest rate environment. Management hopes to provide Bank customers the quality service of a community bank and the safety and strength of a regional bank.

At December 31, 2011, the Corporation's consolidated total assets were $1,017,449, its consolidated net loans were $508,602, its total deposits were $856,430 and its total shareholders' equity was $111,307. The economic climate in the Corporation's market area of Middle Tennessee began to stabilize in 2011. However, continued weakness in the economy had an impact on the Corporation's loan volume, evidenced by a decrease of 7.5% of net loans at December 31, 2011 compared to December 31, 2010. Total deposits increased by 8.2% and total shareholders' equity increased by 4.8% over the same period.

Results of Operations

Consolidated net income in 2011 totaled $8,228, a 14.2% increase from $7,206 in 2010 and a 2.8% decrease from $8,464 in 2009. Net interest income increased less than 1.3% and 3.8% over the same periods as a result of lower interest expense on deposits and other borrowings. On a per common share basis, net income totaled $1.53 for 2011 versus $1.31 for 2010 and $1.53 for 2009.

The accompanying tables and the discussion and financial information are presented to aid in understanding the Corporation's financial position and results of operations. The emphasis of this discussion is on the years ended December 31, 2011, 2010 and 2009; however, financial information for prior years will also be presented where appropriate. This discussion should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements included elsewhere in this Annual Report to Shareholders.

The Corporation's financial condition is dependent on a variety of factors, including the quality and nature of its assets, its liability and capital structure, the market and economic conditions and the quality of its personnel.

FINANCIAL CONDITION

Net Interest Margin

Net interest margin is defined as the difference between the revenue from earning assets (primarily interest income) and interest expense related to interest bearing liabilities. Net interest margin is a function of the average balances of earning assets and interest bearing liabilities and the yields earned and rates paid on those balances. In order to succeed in the banking industry, it is critical to maintain the net interest margin at a level that, when coupled with non-interest revenues, exceeds additions to the allowance for loan and lease losses, non-interest expenses and income taxes and yields an acceptable profit.

The Corporation plans the Bank's operations with the goal of maintaining a satisfactory spread between the yields on earning assets and the related cost of interest bearing funds. The gross interest spread is determined by comparing the taxable equivalent gross interest margin to average earning assets before deducting the allowance for loan losses. This spread reflects the overall profitability of earning assets, including both those funded by interest bearing sources and those that do not generate interest (primarily non-interest bearing demand deposits). This spread is most often used when analyzing a banking institution's overall gross margin profitability compared to that of other financial institutions. Management uses calculations and similar ratios to assist in pricing decisions for interest-related products. Table A below presents the average daily balances, the components of the gross interest margin (on a taxable equivalent basis), the yield or rate, and the incremental and gross interest spread for each of the last three years by major categories of assets and liabilities.

TABLE A - Distribution of Assets, Liabilities, Shareholders' Equity, Interest Rates and Interest Differential

(Dollars in thousands)	2011 Average Balance	2011 Rate/ Yield	2011 Interest	2010 Average Balance	2010 Rate/ Yield	2010 Interest	2009 Average Balance	2009 Rate/ Yield	2009 Interest
ASSETS									
Interest earning assets									
Loans, net	**$ 534,841**	**5.67%**	**$ 30,338**	$ 564,388	5.79%	$ 32,696	$ 579,998	5.63%	$ 32,662
Bank deposits	**28,594**	**0.25**	**71**	5,063	0.28	14	4,147	0.38	16
Taxable securities	**205,631**	**2.18**	**4,485**	171,567	2.40	4,126	144,907	3.57	5,172
Tax exempt securities	**95,814**	**5.93**	**5,679**	91,929	5.97	5,488	91,730	6.17	5,657
Federal funds sold	**11,920**	**0.23**	**27**	22,678	0.19	44	20,539	0.24	50
TOTAL EARNING ASSETS	**876,800**	**4.63**	**$ 40,600**	855,625	4.95	$ 42,368	841,321	5.18	$ 43,557
Non-interest earning assets									
Cash and due from banks	**16,198**			15,424			15,868		
Bank premises and equipment	**23,914**			21,756			19,969		
Other assets	**58,400**			60,434			45,410		
TOTAL ASSETS	**$ 975,312**			$ 953,239			$ 922,568		
LIABILITES AND SHAREHOLDERS' EQUITY									
Interest bearing liabilities									
Time and savings deposits:									
NOW and money market accounts	**$ 368,319**	**0.35%**	**$ 1,273**	$ 350,983	0.51%	$ 1,776	$ 319,497	0.76%	$ 2,414
Savings	**74,309**	**0.12**	**91**	71,224	0.12	87	72,685	0.18	130
Time up to $100	**136,691**	**1.09**	**1,493**	142,869	1.59	2,278	149,289	2.11	3,155
Time over $100	**105,514**	**1.29**	**1,366**	107,894	1.75	1,888	100,118	2.21	2,217
TOTAL INTEREST BEARING DEPOSITS	**684,833**	**0.62**	**4,223**	672,970	0.90	6,029	641,589	1.23	7,916
Federal funds purchased and securities sold under agreements to repurchase	**11,980**	**0.48**	**57**	5,681	0.48	27	4,357	0.28	12
FHLB borrowing	**18,807**	**3.52**	**662**	27,973	3.38	945	35,884	3.19	1,144
Other liabilities	**400**	**-**	**-**	407	-	-	394	-	-
TOTAL INTEREST BEARING LIABILITIES	**716,020**	**0.69**	**$ 4,942**	707,031	0.99	$ 7,001	682,224	1.33	$ 9,072
Non-interest bearing liabilities									
Demand deposits	**135,417**			122,816			118,726		
Other liabilities	**14,494**			14,159			14,429		
TOTAL LIABILITIES	**865,931**			844,006			815,379		
Shareholders' equity	**109,381**			109,233			107,189		
TOTAL LIABILITIES AND SHAREHOLDERS'EQUITY	**$ 975,312**			$ 953,239			$ 922,568		
Spread between combined rate earned and combined rates paid*		**3.94%**			3.96%			3.85%	
Net yield on interest-earning assets*		**4.07%**			4.13%			4.10%	

* Taxable equivalent basis

Notes:
1. U.S. government (agency, state and political subdivision), and corporate debt securities plus equity securities in the available-for-sale and held-to-maturity categories are taxable securities. Most municipal debt securities are non-taxable.
2. The taxable equivalent adjustment has been computed based on a 34% federal income tax rate and has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets. Loans include non-accrual loans for all years presented.
3. The average balances of the amortized cost of available-for-sale securities were used in the calculations in this table.

Table B below sets forth, for the periods indicated, a summary of consolidated changes in interest earned and interest paid, reflected by the interest generated by volume changes and the interest generated by changes in the yield or rate. On a tax equivalent basis, net interest income increased $291 for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily because of decreased interest paid on time deposits. Interest paid on interest bearing deposits was down in 2011 compared to 2010 primarily because of lower average interest rates. Interest paid on the FHLB line of credit was $945 in 2010 compared to $1,144 in 2009.

TABLE B - Volume and Yield/Rate Variances
(Taxable Equivalent Basis)

	2011 Compared to 2010			2010 Compared to 2009		
	Volume	**Yield /Rate**	**Net Increase (Decrease)**	Volume	Yield /Rate	Net Increase (Decrease)
Revenue earned on						
Loans, net	**$ (1,711)**	**$ (647)**	**$ (2,358)**	$ (879)	$ 914	$ 35
Bank deposits	**66**	**(9)**	**57**	3	(5)	(2)
Investment securities						
Taxable securities	**818**	**(459)**	**359**	952	(1,998)	(1,046)
Tax-free securities	**232**	**(41)**	**191**	12	(181)	(169)
Federal funds sold	**(20)**	**3**	**(17)**	5	(11)	(6)
Total interest earning assets	**(615)**	**(1,153)**	**(1,768)**	93	(1,281)	(1,188)
Interest paid on						
NOW and money market accounts	**88**	**(591)**	**(503)**	239	(877)	(638)
Savings deposits	**4**	**-**	**4**	(3)	(40)	(43)
Time deposits up to $100	**(98)**	**(687)**	**(785)**	(135)	(742)	(877)
Time deposits over $100	**(42)**	**(480)**	**(522)**	172	(501)	(329)
Federal funds purchased and securities sold under agreements to repurchase	**30**	**-**	**30**	4	11	15
Short-term debt	**-**	**-**	**-**	-	-	-
Long-term debt	**(310)**	**27**	**(283)**	(252)	53	(199)
Total interest-bearing funds	**(328)**	**(1,731)**	**(2,059)**	25	(2,096)	(2,071)
Net interest earnings	**$ (287)**	**$ 578**	**$ 291**	$ 68	$ 815	$ 883

Notes:

1. The change in interest earned or paid resulting from both volume and rate or yield has been allocated accordingly in proportion to the relationship of the absolute amounts of the change in each. Loans include non-accrual loans for all years presented.
2. The computation of the taxable equivalent adjustment has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-exempt assets.
3. U.S. government (agency, state and political subdivision), and corporate debt securities plus equity securities in the available-for-sale and held-to-maturity categories are taxable securities.

Assets and Liabilities

Average earning assets increased 2.5% in 2011 compared to 2010 and increased 1.7% in 2010 compared to 2009. As a financial institution, the Corporation's primary earning assets are loans made by the Bank. In 2011, average net loans represented 61.0% of average earning assets compared to 66.0% of average earnings assets at December 31, 2010. Average net loans decreased 5.2% in 2011 compared to 2010 and decreased 2.7% in 2010 compared to 2009. Management of the Corporation believes that average net loans will remain steady throughout 2012 because of the slight increase in demand for loans in certain categories.

Average investment securities, which comprised 34.4% of average earning assets in 2011, increased 17.4% from 2010 compared to an 11.4% increase in 2010 from 2009. This increase in average investments was the result of sluggish loan growth and therefore management grew the investment portfolio during this time. Average total assets increased 2.3% during 2011 compared to an increase of 3.3% between 2010 and 2009.

The Bank's average deposits increased 3.1% in 2011 compared to 2010. The increase in average deposits for 2011 was primarily a result of an increase in interest bearing deposits, which also contributed to the Bank's 4.7% increase in average deposits in 2010 compared to 2009. Average interest-bearing transaction accounts in 2011 increased 1.8% from 2010. Time deposits up to $100 decreased 4.3% as of December 31, 2011 compared to December 31, 2010 and time deposits over $100 decreased 2.2% over the same period primarily because the Bank decreased its reliance on short-term dollar certificates of deposit. Average savings deposits increased 4.3% in 2011 compared to 2010. Average Negotiable Order of Withdrawal ("NOW") and money market accounts increased 4.9% in 2011 compared to 2010. These changes reflect the Bank's customers shifting funds out of certificates of deposits and into money market deposit accounts. Savings deposits have historically been steady providers of a core, low cost source of funding. The Bank has put initiatives into place to grow non-interest bearing deposits, thus improving its net interest margin.

Customer relationship development helped maintain a relatively stable base in non-interest bearing deposits during 2011. The Bank's non-interest bearing deposits have remained strong and were 16.5% of average total deposits in 2011, 15.4% of average total deposits in 2010 and 15.6% of average total deposits in 2009. Average non-interest bearing deposits increased 10.3% for 2011 and 3.4% for 2010.

The Bank has a Blanket Agreement for Advances and Security Agreement with the FHLB for term debt or other obligations and certain operating leases. For more information, see Note 9 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report to Shareholders.

LIQUIDITY AND CAPITAL RESOURCES

The Bank uses a formal asset and liability management process to ensure adequate liquidity and control interest rate risk. The Bank's goal of liquidity management is to provide adequate funds to meet loan demand and any potential unexpected deposit withdrawals. The Bank accomplishes this goal by striving for consistent core deposit growth, holding adequate liquid assets and maintaining unused capacity to borrow funds. The Bank's objective of interest rate risk management is to maintain reasonable stability in the gross interest margin despite changes in the level of interest rates and the spread among interest rates.

Liquidity

Most of the capital needs of the Bank historically have been financed with retained earnings and deposits received, and the Corporation's primary source of liquidity has been dividends declared by the Bank. The Bank's Board of Directors has adopted a liquidity policy that outlines specific liquidity target balances. Compliance with this policy is reviewed quarterly by the Bank's Asset/Liability Committee and results are reported to the Bank's Board of Directors. At December 31, 2011, available liquidity was $264,801 compared to $220,061 as of December 31, 2010.

Management believes that the Corporation's traditional sources of cash generated from the Bank's operating activities are adequate to meet the Corporation's liquidity needs for normal ongoing operations; however, the Bank also has access to additional capital, if necessary, through additional advances from the FHLB or the Cash Management Advance Line of Credit Agreement with the FHLB. In March 2008, the Bank obtained five advances at $7,000 each from the FHLB, and in September 2008, the Bank obtained two additional advances of $3,100 each for a total borrowing in 2008 of $41,200. The first three scheduled repayments of the advances were made in March 2009, March and September 2010, and March 2011. The remaining payments will continue each March through 2013. The borrowings from the FHLB have been used generally for investment strategies to enhance the Bank's portfolio. Please refer to Note 9 in the Notes to Consolidated Financial Statements for additional information about borrowings from the FHLB and the repayment schedule of such borrowings.

Interest Rate Risk

The Bank uses an earnings simulation model to evaluate the impact of different interest rate scenarios on the gross margin. Each quarter, the Bank's Asset/Liability Committee assesses the relationship of rate sensitive earning assets to rate sensitive interest bearing liabilities (interest rate sensitivity), which is the principal factor in determining the effect that fluctuating interest rates will have on future net interest income. Rate sensitive earning assets and interest bearing liabilities are those that can be repriced to current market rates within a defined time period. The Asset/Liability Committee measures near-term risk (within the next 12 and 24 months) to net interest income resulting from changes in interest rates. The model incorporates the Bank's assets and liabilities, together with forecasted changes in the balance sheet mix and assumptions that reflect the current interest rate environment, to simulate the effect of possible changes in interest rates on net interest income. The Asset/Liability Committee's policy is to conduct a monthly review of budgeted financial goals where the actual dollar change in net interest income is different from interest rate movements. A negative dollar change in net interest income for a 12- and 24- month period of less than 10.0% of net interest income given a 200 basis point shift in interest rates is considered an acceptable rate risk position. At December 31, 2011, if interest rates were to rise 200 basis points (2.0%) over the next 12 months, net interest income would be $24 less than currently projected if rates were to remain stable. This would represent a decrease in net interest income of 0.07%. At December 31, 2011, if interest rates were to decline 100 basis points (1.0%) over the next 12 months, net interest income would decrease $350 more than the projection of rates remaining stable. This would represent a decrease in net interest income of 1.08%. The changes in percentages in both cases are within policy guidelines established by the Bank's Board of Directors.

Another tool used to monitor the Bank's overall interest rate sensitivity is a gap analysis (the difference between the earning asset and interest bearing liability amounts scheduled to be repriced to current market rates in subsequent periods). Table C below shows the Bank's rate-sensitive position at December 31, 2011, as measured by the gap analysis. Non-maturing balances such as money market, savings and NOW accounts have no contractual or stated maturities. Management has attempted to use historical data (pricing history) on these categories to best determine the impact of these non-maturing balances on the net interest margin as interest rates change. Management anticipates that rates will remain steady through most of 2011 and has determined that the Bank is in an acceptable rate risk position. Table A under the heading "Net Interest Margin" above provides additional information regarding the largest components of interest bearing liabilities.

TABLE C - Rate Sensitivity of Earning Assets and Interest-Bearing Liabilities

(Dollars in Thousands) **As of December 31, 2011**	Three Months or Less	Three to Six Months	Six to 12 Months	Over One Year	Total
Earning assets					
Bank time deposits	$ 18,148	$ -	$ -	$ -	$ 18,148
Taxable investment securities	1,256	608	4,160	252,197	258,221
Tax-exempt investment securities	585	1,796	1,946	90,832	95,159
Loans and leases, net of deferred fees	37,114	16,462	55,089	409,137	517,802
Total earning assets	57,103	18,866	61,195	752,165	889,330
Interest-bearing liabilities					
NOW and money market accounts	136,300	-	-	258,790	395,090
Savings	-	-	-	75,682	75,682
Time up to $100	33,381	42,588	32,245	24,519	132,733
Time over $100	30,961	22,318	30,256	25,387	108,922
Other short-term debt	16,347	-	-	-	16,347
FHLB borrowing	7,000	-	-	10,100	17,100
Total interest bearing liabilities	223,989	64,906	62,501	394,478	745,874
Period gap	(166,886)	(46,040)	(1,306)	357,687	143,456
Cumulative gap	$ (166,886)	$ (212,926)	$ (214,232)	$ 143,455	

Capital Expenditures

Historically, internal growth has financed the capital needs of the Bank. In 2011, the Bank completed the construction of a new branch in Maury County, Tennessee. The branch opened in June of 2011. The Bank acquired land in Williamson County in 2010 and started construction on a new branch in the summer 2011, which is scheduled to be completed in April 2012. The Bank anticipates spending an aggregate of approximately $4,000 to complete the new Williamson County branch.

Contractual Obligations

The following table summarized the Corporation's contractual obligations as of December 31, 2011:

		Payment due by period			
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5
Operating Lease Obligations	$ 3,197	$ 253	$ 468	$ 394	$ 2,082
FHLB Borrowing	17,100	7,000	10,100	-	-
Total	$ 20,297	$ 7,253	$ 10,568	$ 394	$ 2,082

Dividends

Cash dividends declared in 2011 were 48.2% of net income compared to 56.1% of net income for 2010. The Corporation plans to continue an average annual payout ratio over 20% while continuing to maintain a capital to asset ratio reflecting financial strength and adherence to regulatory guidelines.

Regulatory Capital

Under federal regulatory standards, in order to be adequately capitalized the Corporation's Tier 1 Risk-Based Capital Ratio (ratio of Tier 1 Capital to risk-weighted assets) must be at least 4%, its Total Risk-Based Capital Ratio (ratio of total capital to risk-weighted assets) must be at least 8%, and its Tier 1 Leverage Capital Ratio (ratio of Tier 1 Capital to average assets) must be at least 4%. Tier 1 Capital generally consists of common stock.

As of December 31, 2011, the Corporation's Tier 1 Risk-Based Capital Ratio, Total Risk-Based Capital Ratio and Tier 1 Leverage Capital Ratio were 15.6%, 16.8% and 10.0%, respectively. At December 31, 2010, the comparable ratios were 15.0%, 16.2% and 10.4% respectively. Please refer to Note 11 in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report to Shareholders for more information on the capital strength of the Corporation and the Bank.

Loans and Loan Quality

The Bank's loan portfolio is the largest component of earning assets and, therefore, provides the highest amount of revenue. The loan portfolio also contains the highest exposure to risk, as a result of credit quality. When analyzing potential loans, management assesses both interest rate objectives and credit quality objectives in determining whether to authorize a given loan and the appropriate pricing for that loan. The Bank maintains a diversified portfolio in order to spread its risk and reduce its exposure to economic downturns that may occur in different segments of the economy or in particular industries. As of December 31, 2011, total loans maturing and repricing after one year that have predetermined interest rates and floating or adjustable interest rates totaled $214,630. The composition of the loan portfolio is disclosed in detail in Note 3 in the Notes to Consolidated Financial Statements included elsewhere in this Annual Report to Shareholders.

The lending activities of the Bank are subject to written underwriting standards and policies established by the Bank's Board of Directors and management that include loan review procedures and approvals. Applications for loans are received by designated employees at 18 of the Bank's offices. Depending primarily on the amount of the loan, there are various approval levels required, including that of the Executive Committee of the Bank's Board of Directors.

The composition of the Bank's loan and lease portfolio for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 were as follows:

		2011	Percentage of Total		2010		2009		2,008		2,007
Commercial and industrial:											
Commercial	**$**	**60,448**	**11.6 %**	$	61,192	$	63,695	$	79,742	$	67,336
Other		**2,601**	**0.5 %**		5,446		2,943				
Tax exempt municipal loans		**25,130**	**4.9 %**		38,877		34,138		39,598		20,589
Real estate											
Construction		**33,270**	**6.4 %**		37,374		38,877		44,878		35,948
Commercial mortgages		**152,539**	**29.5 %**		156,704		149,332		145,649		103,325
Residential mortgages		**196,913**	**37.9 %**		221,748		238,349		232,727		217,991
Other		**30,410**	**5.9 %**		31,129		32,464		33,236		32,768
Retail loans		**17,027**	**3.3 %**		15,753		17,124		19,753		21,926
Lease financing receivables			-		-		274		428		574
Net unamortized loan origination fees		**(536)**	-		(490)		(541)		(492)		(314)
	$	**517,802**	**100.0 %**	$	559,179	$	576,655	$	595,519	$	500,143

A slight majority of the Bank's outstanding loans continue to be housed in the Maury County portfolio in 2011. Maury County housed 51.5% of the Bank's outstanding loans at December 31, 2011, including most of its out-of-territory loans and participations purchased. The Maury County portfolio experienced a $28,636 decline in outstanding loans for 2011. As a result of this runoff, the Bank's lending concentration in Maury County was moderated during 2011.

Loan demand has remained weak throughout 2011. Competition remains aggressive for top quality borrowers. Bankable commercial and industrial loans as well as owner-occupied real estate transactions are much in demand by almost every bank. Competitive pressures are extremely intense with regards to pricing and terms as banks continue to seek diversification and reductions in their exposure to commercial real estate loans. The refinancing of residential mortgages continues at a slower pace. Mortgage interest rates have continued to trend downward; however appraisal values have limited some mortgage holders from financing at the historically low rates. The Bank continues to diligently review its pricing structure and to seek out new lending opportunities and bank relationships within the seven-county footprint.

The Bank has a credit administration function that is responsible for assisting loan officers in underwriting new loans, reviewing problem loans, monitoring the status of problem loans from period to period, and assisting in their resolution. This review process also includes semi-annual reviews by an outside party to assess the quality of the loan portfolio independently. Management has concluded that this independent review has served to strengthen underwriting practices. The analysis and review by the Bank's credit administration department also includes a formal review that is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan and lease losses ("ALLL"). Loan reviews of all relationships aggregating $250 and greater are completed on an annual schedule.

Loans that are impaired and not accruing interest were more actively monitored in 2011 to determine those for which more aggressive action plans should be taken. The Bank ended 2011 with $3,345, or 0.62% in net charge-offs. Until 2009, the Bank sustained a period of net recoveries for three consecutive years in which a net recovery had been recorded. The Bank's charge-off level is tracking slightly above the Bank's target level of 0.25% but below its peer group average of 0.89% for 2011. Management believes that the ALLL was adequate at December 31, 2011.

Table D below summarizes average loan balances and reconciles the ALLL for each of the last five years. Additions or reductions to the allowance, which are included in operating expenses, are also included.

TABLE D - Loan Portfolio

(Dollars In Thousands)	December 31, 2011	2010	2009	2008	2007
Average amount of gross loans outstanding	**$ 543,203**	$ 573,524	$ 588,821	$ 538,961	$ 492,627
Balance of allowance for possible loan losses at beginning of year	**9,420**	8,929	8,625	7,381	7,262
Balance from acquisition	**-**	-	-	-	-
Loans charged off					
Commercial loans	**3,353**	2,046	2,069	753	42
Residential real estate loans	**52**	108	134	60	-
Loans to individuals	**147**	77	101	77	115
TOTAL LOANS CHARGED OFF	**3,552**	2,231	2,304	890	157
Recoveries of loans previously charged off					
Commercial loans	**103**	782	312	331	51
Residential real estate loans	**-**	-	19	79	155
Loans to individuals	**104**	44	42	37	70
TOTAL RECOVERIES	**207**	826	373	447	276
NET LOANS CHARGED OFF	**3,345**	1,405	1,931	443	(119)
Provision (reduction) charged (credited) to operating expenses	**3,125**	1,896	2,235	1,687	-
BALANCE AT END OF YEAR	**$ 9,200**	$ 9,420	$ 8,929	$ 8,625	$ 7,381
Ratio of net charge-offs during the period to average gross loans outstanding	**0.62 %**	0.24 %	0.33 %	0.08 %	-0.02 %

In reviewing the Bank's loan portfolio, bank regulators categorize certain loans as "classified assets," which consist of substandard, doubtful and loss (for example, other real estate owned, or "OREO") categories of loans, and "special mention," which is a less severe category of loans that do not warrant an adverse classification. The Bank closed 2011 with $27,764 in classified assets compared to $40,383 in 2010; of these amounts, $7,426 were classified as doubtful at December 31, 2011 compared to $6,667 as of December 31, 2010, $11,511 and $25,789 were classified as substandard at December 31, 2011 and 2010, respectively, and $8,827 and $7,927 were classified as OREO at December 31, 2011 and 2010, respectively. At December 31, 2011, loans totaling $9,313, or 1.8% of the portfolio, were classified as "special mention" loans. This compares to loans totaling $13,924 so classified at December 31, 2010, representing a decrease of $4,611 or 33.1%.

Loans having recorded investments of $13,604 and $25,093 at December 31, 2011 and 2010 have been identified as impaired. However, loans amounting to $11,469 and $8,260 at December 31, 2011 and 2010, respectively, were not accruing interest in accordance with the provision of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 310-40, Troubled Debt Restructurings by Creditors ("ASC Topic 310"). These restructured loans are considered non-accrual loans and represented 2.2% and 1.5% of gross loans as of December 31, 2011 and 2010, respectively. Interest received on these loans during 2011 was $959, during 2010 was $619, and during 2009 was $1,200. The Bank had no loans that were 90 days or more past due that were not included in non-accrual loans as of December 31, 2011 and 2010.

The Bank had $7,930 that qualified as "troubled debt restructurings" as defined in ASC Topic 310 as of December 31, 2011. Troubled debt restructurings are loans for which the Bank, for economic or legal reasons related to a borrower's financial difficulties, grants a concession to the borrower which would otherwise not be considered. For a loan to be classified as a troubled debt restructuring, the borrower must be experiencing financial difficulties (even if the borrower is not currently in default on any of its indebtedness), and because of those difficulties the Bank must have made a concession that would otherwise not be granted. These concessions can take many forms, including but not limited to granting temporary payment relief, restructuring a loan to extend the amortization or lower the required payment amount, and forgiveness of principal. Likewise, the financial difficulty being experienced by a borrower can take many forms, including but not limited to:

- Being in default on any existing indebtedness;
- Declaring, or being in the process of declaring, bankruptcy;
- Significant doubt as to whether an existing business can continue to operate as a going concern;
- Historically demonstrating, or forecasting, insufficient cash flows with which to service all debt in a timely manner; or
- Absent the modification, the borrower cannot continue to keep all indebtedness current.

Once identified as a troubled debt restructuring, the Bank will track these loans and periodically report to the Board of Directors the aggregate balances thereof. Please refer to Note 1 and Note 3 in the Notes to Consolidated Financial Statements that are included elsewhere in this Annual Report to Shareholders for more information on the Bank's policy regarding loan impairment.

RESULTS OF OPERATIONS

Interest Income and Expense

Total interest income decreased 4.1% during 2011 as a result of a decline in loan volume and a decrease in yield. Interest and fees earned on loans totaled 78.6% of gross interest income during 2011 and decreased 6.5% from 2010 as a result of the repricing of certain financial products throughout the year. Interest earned on securities and other investments totaled 21.4% of total interest income during 2011 and increased 5.8% from 2010 primarily because the investment portfolio grew $77,225 in same period.

Total interest expense decreased 29.4% in 2011, compared to a 22.8% decrease in 2010 and a 27.2% decrease in 2009. Decreases in the average interest rate paid on interest bearing liabilities contributed to the lower interest expense. The cost of interest bearing deposits is monitored quarterly by the Bank's Asset/Liability Committee. The net interest margin (tax equivalent net interest income divided by average earning assets) was 4.07%, 4.13% and 4.10% for years ended December 31, 2011, 2010 and 2009, respectively.

Net interest income on a fully taxable equivalent basis is influenced primarily by changes in: (i) the volume and mix of earning assets and sources of funding; (ii) market rates of interest; and (iii) income tax rates. The impact of some of these factors can be controlled by management policies and actions. External factors can also have a significant impact on changes in net interest income from one period to another. Some examples of such factors include: (i) the strength of credit demands by customers; (ii) Federal Reserve Board monetary policy; and (iii) fiscal and debt management policies of the federal government, including changes in tax laws. For the 12 months ended December 31, 2011, net interest income was $33,026, compared to $32,608 and $31,668 for the 12 months ended December 31, 2010 and 2009, respectively.

Non-interest Income and Expenses

The components of non-interest income were as follows:

	2011	2010	2009
Trust	**$ 1,999**	$ 1,965	$ 1,924
Deposit Fees	**6,784**	6,781	7,231
Mortgage banking income	**469**	521	338
Earnings on bank owned life insurance	**717**	841	684
Gain/Loss on investment securities	**1,458**	1,614	2,482
Gain/Loss on other real estate owned	**(948)**	(2,434)	(18)
Other	**493**	480	220
	$ 10,972	$ 9,768	$ 12,861

Non-interest income increased 12.3% in 2011 compared to 2010 and decreased 24.0% in 2010 compared to 2009. Service fees on deposit accounts had a nominal increase in 2011 compared to 2010. There was a $1,458 gain on sale of available-for-sale securities in 2011 compared to a $1,615 gain in 2010. However, the gain was offset by a loss in OREO of $948. Income from fiduciary services offered in the Bank's Trust Department increased 1.8% in 2011 compared to 2010, representing 18.2% of total non-interest income. Stability in the equity and bond markets impacted the market value of the assets managed by the Trust Department and the related investment fees earned by the Bank.

The components of non-interest expense were as follows:

	2011	2010	2009
Personnel	**$ 16,173**	$ 15,888	$ 16,447
Occupancy	**2,488**	2,608	2,662
Equipment	**1,224**	1,076	1,120
Other	**11,225**	12,683	12,132
	$ 31,110	$ 32,255	$ 32,361

Non-interest expenses decreased 3.6% in 2011 compared to 2010. A 21.6% decline in other operating expense was the primary contributor to this decrease. Components of other non-interest expense with significant decreases during 2011 included advertising/promotion expense (down $371), goodwill/promotion expense (down $77), professional fees expense (down $256), supplies expense (down $147), and computer expense (down $247). Non-interest expenses decreased 0.3% in 2010 compared to 2009.

Income Tax Expense

Applicable income taxes on 2011 earnings amounted to $1,535, resulting in an effective tax rate of 15.7% compared to $1,003, or 12.2% in 2010. The effective tax rate for 2011 and 2010 is a function of the net income earned and the effect of having a real estate investment trust structure, which results in having no excise tax expense and the effects of interest earned on tax-exempt securities.

Net Income

Net income was 14.2% higher in 2011 than in 2010. Management made a concerted effort to decrease non-interest expenses for the year, which was the primary reason for the increase in net income. Net income was 14.9% lower in 2010 than in 2009 primarily because of lower gains on investment securities, increased provision for possible loans and lease losses and write downs and expenses of other real estate owned.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2011, the Bank was a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit and standby letters of credit. Please refer to Note 10 of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report to Shareholders for more information on the Bank's commitments and contingencies. Please refer to Table C above under the heading "Liquidity and Capital Resources" for a summary of the Corporation's earning assets and interest bearing liabilities by maturities.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies followed by the Corporation conform, in all material respects, to GAAP and to general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. In connection with the application of those principles, the Corporation's management has made judgments and estimates that, in the case of determining the ALLL and the recognition of deferred income tax assets has been critical to the determination of the Corporation's financial position, results of operations and cash flows.

Allowance for Loan and Lease Losses

Management of the Bank assesses the adequacy of the ALLL prior to the end of each month and prepares a more formal review quarterly to assess the risk in the Bank's loan portfolio. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The ALLL represents calculated amounts for specifically identified credit exposure and exposures readily predictable by historical or comparative experience. Even though this calculation considers specific credits, the entire allowance is available to absorb any credit losses.

These calculated amounts are determined by assessing loans identified as not in compliance with loan agreements. These loans are generally in two different risk groups. One group is unique loans (commercial loans, including those loans considered impaired). The second group is homogenous loans (generally retail and mortgage loans). The calculation for unique loans is based primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. Each risk-rating grade is assigned a loss ratio, which is determined based on the experience of management, discussions with banking regulators and the independent loan review process. The amount allocated for impaired loans is based on estimated cash flows discounted at the loan's original effective interest rate or the underlying collateral value. Historical data, including actual loss experience on specific types of homogenous loans, is used to allocate amounts for loans or groups of loans meeting the specified criteria.

Management has implemented procedures that give detailed historical data by category of retail and commercial credit and performance characteristics to broaden the analysis and improve monitoring of potential credit risk.

Criteria considered and processes utilized in evaluating the adequacy of the ALLL are:

- Portfolio quality trends;
- Changes in the nature and volume of the portfolio;
- Present and prospective economic and business conditions, locally and nationally;
- Management review systems and board oversight, including external loan review processes;
- Changes in credit policy, credit administration, portfolio management and procedures;
- Changes in personnel, management and staff; and
- Existence and effect of any concentrations of credit.

In assessing the adequacy of the ALLL, the risk characteristics of the entire loan portfolio are evaluated. This process includes the judgment of management, input from independent loan reviews and reviews that may have been conducted by bank regulators as part of their usual examination process.

The following table gives a breakdown of the ALLL for each loan category:

	December 31,					
	2011			2010		
Balance at End of Period Applicable to:		**Amount**	**Percent of**		Amount	Percent of
Commercial, financial and agricultural	**$**	**3,749**	**40.75%**	$	4,753	50.46%
Real estate - construction		**2,424**	**26.35%**		3,073	32.62%
Real estate - mortgage		**1,898**	**20.63%**		1,280	13.59%
Installment loans to individuals		**191**	**2.08%**		218	2.31%
Unallocated		**938**	**10.19%**		96	1.02%
Total loans	**$**	**9,200**	**100.00%**	$	9,420	100.00%

Deferred Income Tax Assets

Deferred income tax assets consist mainly of the tax effect of excess provisions for loan and lease losses over actual losses incurred, the unrealized loss on available-for-sale securities and deferred compensation. The Corporation and the Bank have paid taxes for many years. Management believes that it is more likely than not that these assets will be realized in future years.

Selected Financial Information
(Dollars In Thousands, Except Per Share Data)

	2011	2010	2009	2008	2007
Interest Income					
Interest and fees on loans	**$ 29,838**	$ 31,925	$ 31,815	$ 32,901	$ 33,238
Income on investment securities					
Taxable interest	**4,219**	3,857	4,894	6,649	5,327
Exempt from federal income tax	**3,616**	3,575	3,761	3,866	3,913
Dividends	**197**	194	204	194	206
	8,032	7,626	8,859	10,709	9,446
Other interest income	**98**	58	66	271	1,003
Total Interest Income	**37,968**	39,609	40,740	43,881	43,687
Interest Expense					
Interest on deposits	**4,223**	6,029	7,916	11,626	15,870
Interest on other short-term borrowings	**719**	972	1,156	831	153
Total Interest Expense	**4,942**	7,001	9,072	12,457	16,023
Net Interest Income	**33,026**	32,608	31,668	31,424	27,664
Provision For Possible Loan Losses	**3,125**	1,896	2,235	1,687	-
Net Interest Income After Provision for Loan Losses	**29,901**	30,712	29,433	29,737	27,664
Non-interest Income					
Trust department income	**1,999**	1,965	1,924	2,463	2,621
Service fees on deposit accounts	**6,784**	6,781	7,231	7,705	7,640
Other service fees, commissions, and fees	**584**	708	431	393	589
Other operating income	**147**	(1,300)	793	974	905
Securities gains	**1,458**	1,614	2,482	1,351	-
Total Non-interest Income	**10,972**	9,768	12,861	12,886	11,755
Non-interest Expense					
Salaries and employee benefits	**16,173**	15,888	16,447	16,562	15,192
Net occupancy expense	**2,488**	2,608	2,662	2,620	2,374
Furniture and equipment expense	**1,224**	1,076	1,120	1,007	1,089
Other operating expenses	**11,225**	12,699	12,148	11,259	10,023
Total Non-interest Expense	**31,110**	32,271	32,377	31,448	28,678
Income Before Provision For income Taxes	**9,763**	8,209	9,917	11,175	10,741
Provision For Income Taxes	**1,535**	1,003	1,453	1,967	2,120
Net Income	**$ 8,228**	$ 7,206	$ 8,464	$ 9,208	$ 8,621
Earnings Per Common Share	**$ 1.53**	$ 1.31	$ 1.54	$ 1.63	$ 1.51
Weighted Average Shares Outstanding	**5,393,765**	5,486,183	5,537,611	5,635,060	5,727,158

(See Note 1 of Notes to Consolidated Financial Statements)

KraftCPAs
PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Farmers and Merchants Corporation

We have audited the internal control over financial reporting of First Farmers and Merchants Corporation and subsidiaries (collectively, the "Company") as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Farmers and Merchants Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Farmers and Merchants Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011, and our report dated March 5, 2012, expressed an unqualified opinion on those consolidated financial statements.

KraftCPAs PLLC

KraftCPAs PLLC
Nashville, Tennessee
March 5, 2012

555 Great Circle Road, Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com
610 North Garden St. Suite 200, Columbia, Tennessee 38401• Phone 931-388-3711
105 Bay Court, Lebanon, Tennessee 37087•Phone 615-449-2334
An independently owned member of the RSM McGladrey Network

FIRST FARMERS AND MERCHANTS CORPORATION

COLUMBIA, TENNESSEE

Management Report on Internal Control Over Financial Reporting.

The management of First Farmers and Merchants Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system was designed to provide reasonable assurance to the Corporation's management and board of directors regarding the preparation and fair presentation of published financial statement. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on our assessment we believe that, as of December 31, 2011, the Corporation's internal control over financial reporting is effective based on those criteria.

KraftCPAs PLLC, the independent registered public accounting firm that audited the consolidated financial statements of the Corporation included in this annual report, has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2011. The report, which expresses an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2011, is included on page 21 of this annual report.

T. Randy Stevens
Chairman and Chief Executive Officer

Patricia P. Bearden
Treasurer and Chief Financial Officer

KraftCPAs
PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Farmers and Merchants Corporation

We have audited the consolidated balance sheets of First Farmers and Merchants Corporation and subsidiaries (collectively, the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Farmers and Merchants Corporation and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 5, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KraftCPAs PLLC

KraftCPAs PLLC
Nashville, Tennessee
March 5, 2012

555 Great Circle Road, Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com
610 North Garden St. Suite 200, Columbia, Tennessee 38401• Phone 931-388-3711
105 Bay Court, Lebanon, Tennessee 37087•Phone 615-449-2334
An independently owned member of the RSM McGladrey Network

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Dollars In Thousands, Except Per Share Data)	**December 31, 2011**	December 31, 2010
ASSETS	Cash and due from banks	**$ 17,927**	$ 11,161
	Federal funds sold	**16,500**	17,100
	Interest-bearing due from banks	**38,594**	4,238
	Total Cash and cash equivalents	**73,021**	32,499
	Securities		
	Available-for-sale (amortized cost $313,252 and $237,496, respectively)	**318,166**	236,180
	Held-to-maturity (fair market value $37,275 and $40,778, respectively)	**35,214**	39,975
	Total Securities	**353,380**	276,155
	Loans, net of deferred fees	**517,802**	559,179
	Allowance for loan and lease losses	**(9,200)**	(9,420)
	Net loans	**508,602**	549,759
	Bank premises and equipment, at cost less allowance for depreciation	**24,324**	22,842
	Accrued interest receivable	**4,095**	4,044
	Goodwill and other intangibles	**9,018**	9,036
	Other assets	**45,009**	47,374
	TOTAL ASSETS	**$ 1,017,449**	$ 941,709
LIABILITIES	Deposits		
	Non-interest bearing demand deposits	**$ 144,003**	$ 123,541
	Interest-bearing (including certificates of deposits over $100: 2011 - $108,922; 2010 - $107,425)	**712,427**	668,285
	Total deposits	**856,430**	791,826
	Federal funds purchased and securities sold under agreements to repurchase	**16,347**	5,813
	Short-term borrowings	**-**	372
	Accounts payable and accrued liabilities	**16,265**	13,376
	Federal Home Loan Bank Advances	**17,100**	24,100
	TOTAL LIABILITIES	**906,142**	835,487
SHAREHOLDERS' EQUITY	Common stock - $10 par value per share, 8,000,000 shares authorized; 5,330,000 and 5,430,000 shares issued and outstanding as of December 31, 2011 and December 31, 2010, respectively	**53,300**	54,300
	Retained earnings	**54,890**	52,636
	Accumulated other comprehensive income	**3,022**	(809)
	TOTAL SHAREHOLDERS' EQUITY BEFORE NON-CONTROLLING INTEREST - PREFERRED STOCK OF SUBSIDIARY	**111,212**	106,127
	Non-controlling interest - preferred stock of subsidiary	**95**	95
	TOTAL SHAREHOLDERS' EQUITY	**111,307**	106,222
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,017,449**	$ 941,709

The accompanying notes are an integral part of the consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	(Dollars In Thousands Except Per Share Data)	2011	2010	2009
		Years Ended December 31,		
INTEREST AND DIVIDEND INCOME	Interest and fees on loans	**$ 29,838**	$ 31,925	$ 31,815
	Income on investment securities			
	Taxable interest	**4,219**	3,857	4,894
	Exempt from federal income tax	**3,616**	3,575	3,761
	Dividends	**197**	194	204
	Other interest income	**98**	58	66
	TOTAL INTEREST INCOME	**37,968**	39,609	40,740
INTEREST EXPENSE	Interest on deposits	**4,223**	6,029	7,916
	Interest on other borrowings	**719**	972	1,156
	TOTAL INTEREST EXPENSE	**4,942**	7,001	9,072
	NET INTEREST INCOME	**33,026**	32,608	31,668
	PROVISION FOR POSSIBLE LOAN AND LEASE LOSSES	**3,125**	1,896	2,235
	NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	**29,901**	30,712	29,433
NON-INTEREST INCOME	Mortgage banking income	**469**	521	338
	Trust department income	**1,999**	1,965	1,924
	Service fees on deposit accounts	**6,784**	6,781	7,231
	Earnings on bank owned life insurance	**717**	841	684
	Gain/Loss on sale of securities	**1,458**	1,614	2,482
	Gain/Loss on foreclosed property	**(948)**	(2,434)	(18)
	Other non-interest income	**493**	480	220
	TOTAL NON-INTEREST INCOME	**10,972**	9,768	12,861
NON-INTEREST EXPENSE	Salaries and employee benefits	**16,173**	15,888	16,447
	Net occupancy expense	**1,976**	2,116	2,056
	Depreciation expense	**1,270**	1,195	1,235
	Data processing expense	**1,867**	1,738	2,283
	Legal and professional fees	**997**	1,253	1,288
	Stationary and office supplies	**286**	434	312
	Amortization of intangibles	**19**	75	75
	Advertising and promotions	**1,217**	1,588	1,337
	FDIC Insurance premium expense	**1,515**	1,494	1,187
	Other real estate expense	**640**	583	110
	Other non-interest expense	**5,134**	5,891	6,031
	TOTAL NON-INTEREST EXPENSES	**31,094**	32,255	32,361
	INCOME BEFORE PROVISION FOR INCOME TAXES	**9,779**	8,225	9,933
	PROVISION FOR INCOME TAXES	**1,535**	1,003	1,453
	Net income before non-controlling interest - dividends on preferred stock of subsidiary	**8,244**	7,222	8,480
	Non-controlling interest - dividends on preferred stock of subsidiary	**16**	16	16
	NET INCOME AVAILABLE FOR COMMON SHAREHOLDERS	**$ 8,228**	7,206	$ 8,464
PER SHARE	Weighted Average Shares Outstanding	**5,393,765**	5,486,183	5,537,611
		$ 1.53	$ 1.31	$ 1.53

The accompanying notes are an integral part of the consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Dollars In Thousands, Except Per Share Data) Years Ended December 31, 2011, 2010, and 2009	Shares of stock	Preferred Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE AT JANUARY 1, 2009	5,580,000	95	$ 55,800	$ 49,776	$ 1,600	$ 107,271
Comprehensive income						
Net income before dividends on preferred stock of subsidiary				8,480		8,480
Change in net unrealized gain on securities available-for-sale, net of reclassification adjustment and tax effects					(856)	(856)
Total comprehensive income						7,624
Repurchase of common stock	(73,007)		(730)	(2,920)		(3,650)
Cash dividends declared, $0.735 per share				(4,056)		(4,056)
Cash dividends - preferred stock of subsidiary				(16)		(16)
BALANCE AT DECEMBER 31, 2009	5,506,993	95	55,070	51,264	744	107,173
Comprehensive income						
Net income before dividends on preferred stock of subsidiary				7,222		7,222
Change in net unrealized gain on securities available-for-sale, net of reclassification adjustment and tax effects					(1,553)	(1,553)
Total comprehensive income						5,669
Repurchase of common stock	(76,993)		(770)	(1,796)		(2,566)
Cash dividends declared, $0.74 per share				(4,039)		(4,039)
Cash dividends - preferred stock of subsidiary				(16)		(16)
BALANCE AT DECEMBER 31, 2010	**5,430,000**	**95**	**54,300**	**52,636**	**(809)**	**106,222**
Comprehensive income						
Net income before dividends on preferred stock of subsidiary				**8,244**		**8,244**
Change in net unrealized gain (loss) on securities available-for-sale, net of reclassification adjustment and tax effects					**3,831**	**3,831**
Total comprehensive income						**12,075**
Repurchase of common stock	**(100,000)**		**(1,000)**	**(2,011)**		**(3,011)**
Cash dividends declared, $0.74 per share				**(3,963)**		**(3,963)**
Cash dividends - preferred stock of subsidiary				**(16)**		**(16)**
			53,300			
BALANCE AT December 31, 2011	**5,330,000**	**$ 95**	**$**	**$ 54,890**	**$ 3,022**	**$ 111,307**

The accompanying notes are an integral part of the consolidated financial statements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Dollars In Thousands)	Years Ended December 31, 2011	2010	2009
OPERATING ACTIVITIES	Net income available for common shareholders	$ **8,228**	$ 7,206	$ 8,464
	Adjustments to reconcile net income to net cash provided by (used in) operating activities			
	Excess of provision for possible loan losses over net charge-offs	**3,125**	1,895	2,235
	Provision for depreciation and amortization of premises and equipment	**1,270**	1,195	1,235
	Deferred tax expense (benefit)	**(199)**	(870)	(116)
	Net securities gains	**(1,458)**	(1,614)	(2,482)
	Loss from disposition of fixed assets	**47**	7	129
	(Gain) loss from disposition of other real estate	**948**	2,434	19
	Amortization of deposit base intangibles	**19**	75	74
	Amortization of investment security premiums, net of accretion of discounts	**2,094**	1,792	1,657
	Increase in cash surrender value of life insurance contracts	**(717)**	(844)	(349)
	(Increase) decrease in			
	Other real estate owned	**(3,530)**	(829)	(9,862)
	Other assets	**1,994**	(1,961)	(5,041)
	Increase (decrease) in			
	Other liabilities	**948**	342	171
	Total adjustments	**4,541**	1,622	(12,330)
	Net cash provided by operating activities	**12,769**	8,828	(3,866)
INVESTING ACTIVITIES	Proceeds from maturities, calls, and sales of available-for-sale securities	**246,850**	257,569	206,157
	Proceeds from maturities and calls of held-to-maturity securities	**4,725**	7,511	11,721
	Purchases of investment securities			
	Available-for-sale	**(323,222)**	(288,090)	(240,205)
	Net decrease (increase) in loans	**38,031**	16,072	16,933
	Proceeds from sale of foreclosed assets	**1,683**	382	228
	Purchase of life insurance premium	**(263)**	(468)	(833)
	Purchases of premises and equipment	**(2,799)**	(3,419)	(4,320)
	Net cash used in investing activities	**(34,995)**	(10,443)	(10,319)
FINANCING ACTIVITIES	Net increase in non-interest-bearing and interest-bearing deposits	**64,604**	19,501	27,475
	Net increase in federal funds purchased and short-term borrowings	**10,162**	(85)	3,330
	Payments to FHLB borrowings	**(7,000)**	(10,077)	(7,000)
	Repurchase of common stock	**(3,011)**	(2,566)	(3,650)
	Cash dividends paid on common stock	**(1,991)**	(6,106)	(4,027)
	Cash dividends paid on preferred stock	**(16)**	(16)	(16)
	Net cash provided by financing activities	**62,748**	651	16,112
	Increase (decrease) in cash and cash equivalents	**40,522**	(964)	1,927
	Cash and cash equivalents at beginning of period	**32,499**	33,463	31,536
	Cash and cash equivalents at end of period	$ **73,021**	$ 32,499	$ 33,463
	Supplemental disclosures of cash flow information			
	Cash paid during the period for expenses			
	Interest on deposits and borrowed funds	$ **5,235**	$ **7,107**	$ 9,592
	Income Taxes	**1,143**	**1,607**	1,334

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies

The accounting principles followed and the methods of applying those principles conform with accounting principles generally accepted in the United States ("GAAP") and to general practices in the banking industry. The significant accounting policies applicable to First Farmers and Merchants Corporation are summarized as follows.

Basis of Presentation

The accompanying consolidated financial statements present the accounts of the Corporation and its wholly-owned subsidiary, First Farmers and Merchants Bank. The Bank has the following direct and indirect subsidiaries: F & M West, Inc., Maury Tenn, Inc., and Maury Tenn Properties, Inc. Non-controlling interests consist of preferred shares in Maury Tenn Properties, Inc. that are owned by third parties and Maury Tenn, Inc. The preferred shares in Maury Tenn Properties, Inc. receive dividends, which are included in the consolidated statements of income. Material intercompany accounts and transactions have been eliminated in consolidation.

Certain items in prior financial statements have been reclassified to conform to the current presentation. The Corporation has evaluated subsequent events for potential recognition and/or disclosure through March 5, 2012, the date these consolidated financial statements were issued.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management of the Corporation and the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities. Those estimates and assumptions also affect disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan and lease losses, the fair value of financial instruments, the core deposit intangibles, the valuation of foreclosed real estate, deferred tax assets and the liability related to post-retirement benefits.

Significant Group Concentrations of Credit Risk

Note 2 discusses the types of securities in which the Bank invests. Note 3 discusses the types of lending in which the Bank engages. First mortgage loans secured by one-to-four family residential properties comprised 27.8% of the total loan portfolio at December 31, 2011. Management of the Bank recognizes this concentration and believes the risk is acceptable given the quality of underwriting, current market conditions and historical loss experience.

Loans secured by non-farm/non-residential real estate comprised 27.1% of the loan portfolio at December 31, 2011. Management remains comfortable with the real estate exposure levels within the commercial loan portfolio. Management believes the commercial real estate portion remains well diversified across several different property types and several different geographic markets, stretching primarily from Davidson County, Tennessee to northern Alabama.

The Bank continues to monitor and manage its exposure to single borrowing entities and its exposure to groups of borrowers within the same industry. Within the commercial loan portfolio, the Bank continues to report heavy exposure in five broad industry categories: health care and social assistance, manufacturing, real estate rental and leasing, public administration, and other services (except public administration).

Cash and Due From Banks

Included in cash and due from banks are reserve amounts that are required to be maintained on an average balance in the form of cash and balances due from the Federal Reserve Bank and other banks. At December 31, 2011, the Bank was required to maintain an average of $25,310 at the Federal Reserve. Interest-bearing deposits in banks mature within one year and are carried at cost. From time to time throughout the year, the Bank's balances due from other financial institutions exceeded Federal Deposit Insurance Corporation insurance limits. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management considers this to be a normal business risk.

Cash Equivalents

Cash equivalents include cash on hand, cash due from banks and federal funds sold. Federal funds are sold for one-day periods. Interest-bearing deposits in banks included in cash equivalents mature within 90 days.

Securities

Debt securities that management has the intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost.

Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as available-for-sale. These securities are reported at fair value, with unrealized gains and losses, net of deferred tax, excluded from earnings and are reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of individual available-for-sale and held-to-maturity securities below their cost that are other than temporary are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer and (iii) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sales of securities are recorded on the trade date and are determined using the specific identification method.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are stated at their outstanding unpaid principal balances, net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is accrued daily. Loan origination fees and related direct costs are deferred and recognized ratably over the life of the loan as an adjustment of yield. Interest accruals are discontinued when loans are 90 days past due or when interest is not expected to be collected. Interest income previously accrued on such loans is reversed against current period interest income. Interest income on loans in non-accrual status is recognized only to the extent of the excess of cash payments received over principal payments due.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is established through provisions for loan and lease losses charged against income. Loan losses are charged against the allowance when management determines that the uncollectibility of a loan has been confirmed. Subsequent recoveries, if any, are credited to the allowance account in the period received.

The adequacy of the allowance for loan and lease losses is evaluated quarterly in conjunction with loan review reports and evaluations that are discussed in meetings with loan officers, credit administration and the Bank's Board of Directors. The Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors are considered in this evaluation. This process is inherently subjective as it requires material estimates that are susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans. The allowance for loan and lease losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the loan portfolio.

A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The Bank evaluates smaller-balance homogeneous loans collectively for impairment. Loans secured by one to four family residential properties, consumer installment loans and line of credit loans are considered smaller-balance homogeneous loans.

Loans Held for Sale

Loans held for sale, which is included in other assets, includes mortgage loans and are reported at the lower of cost or market value. Cost generally approximates market value, given the short duration of these assets. The Company does not retain servicing rights on loans sold.

Other Real Estate

Other real estate, which is included in other assets, represents real estate acquired through foreclosure and is stated at the lower of fair value, net of estimated selling costs, or cost, at the date of foreclosure. If, at the time of foreclosure, the fair value of the real estate is less than the Bank's carrying value of the related loan, a write-down is recognized through a charge to the allowance for loan losses, and the fair value becomes the new cost for subsequent accounting. If the Bank later determines that the cost of the property cannot be recovered through sale or use, a write-down is recognized by a charge to operations.

When a property is not in a condition suitable for sale or use at the time of foreclosure, completion and holding costs, including such items as real estate taxes, maintenance and insurance, are capitalized up to the estimated net realizable value of the property. However, when a property is in a condition for sale or use at the time of foreclosure, or the property is already carried at its estimated net realizable value, any subsequent holding costs are expensed as incurred.

Legal fees and any other direct costs relating to foreclosures are charged to operations when incurred. The Bank had $8,827 in other real estate at December 31, 2011 and $7,927 at December 31, 2010. A loss of $948 was realized on sales of other real estate during 2011 and $2,434 was realized during 2010.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation is computed principally on an accelerated method over the estimated useful life of an asset, which ranges from 15 to 50 years for buildings and from three to 33 years for equipment. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Gains or losses from the disposition of property are reflected in operations, and the asset accounts and related allowances for depreciation are reduced.

Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others was $9,261and $14,599 at December 31, 2011 and 2010, respectively. The present value of servicing income is expected to approximate an adequate compensation cost for servicing these loans. Therefore, no servicing asset has been recorded.

Income Taxes

The Corporation and the Bank file a consolidated federal income tax return. Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and its tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates as of the date of enactment.

The Corporation adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes," effective July 2009. ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC Topic 740 also provides guidance on the accounting for and disclosure of unrecognized tax benefits, interest and penalties.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Trust Department Assets and Income

Trust department assets are excluded from the balance sheet and income related to the trust department's operations is recognized on the accrual basis in the applicable period earned.

Fair Value Measurements

FASB ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. See Note 12 – Fair Value Measurement. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as input, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Shareholders' Equity and Earnings Per Share

Basic earnings per share represent income available to shareholders divided by the weighted average number of shares of Corporation common stock outstanding during the period. Diluted earnings per share reflect additional shares of common stock that would have been outstanding if potentially dilutive shares of common stock had been issued, as well as any adjustment to income that would result from the assumed conversion. For the years ended December 31, 2011, 2010 and 2009, there were no potentially dilutive shares of common stock issuable.

In 2011, the Corporation adopted a plan to repurchase shares of its common stock. The plan allowed the purchase of up to 100,000 shares. The Corporation purchased 100,000 shares in 2011. For 2010, the Corporation adopted a similar plan allowing it to repurchase up to 100,000 shares of common stock. The Corporation repurchased 76,993 shares in 2010.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. A schedule of other comprehensive income is shown in the following table (dollars in thousands):

	Years Ended December 31,		
	2011	2010	2009
Unrealized holding gains (losses) on available-for-sale securities	$ **7,688**	$ (912)	$ 1,090
Reclassification adjustment for gains realized in income	**(1,458)**	(1,614)	(2,481)
Tax effect - (expense) benefit	**(2,399)**	973	535
Other comprehensive income (loss)	$ **3,831**	$ (1,553)	$ (856)

Intangible Assets

Goodwill is accounted for in accordance with FASB ASC Topic 350, "Goodwill and Other Intangible Assets," which addresses the financial accounting and reporting for acquired goodwill and other intangible assets with indefinite lives. Pursuant to ASC Topic 350, intangible assets must be periodically tested for impairment. The Bank completed its impairment review of goodwill and intangible assets during 2011, which indicated no impairment. Goodwill, amounting to $9,018, is included in other intangibles. Deposit based intangibles are amortized using the straight-line method over their estimated useful lives of 72 to 180 months. The estimated aggregate future amortization expense for intangible assets remaining as of December 31, 2011 was $19.

Segment Reporting

Segments are strategic business units that offer different products and services and are managed separately. At December 31, 2011, the Corporation and the Bank did not have any identified segments.

Recent Accounting Pronouncements

FASB ASC Topic 320, "Investments—Debt and Equity Securities" (i) changed existing guidance for determining whether an impairment is other than temporary to debt securities and (ii) replaced the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under ASC Topic 320, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income. This guidance became effective during the first quarter of 2009 and did not significantly impact the Corporation's financial statements.

FASB ASC Topic 715, "Compensation - Retirement Benefits" expanded disclosure requirements related to plan assets of defined benefit pension or other post-retirement benefit plans effective, for the Corporation, beginning with the year-ended December 31, 2009. See Note 16 – Employee Benefit Plans and Note 17 – Post Retirement Benefit Plan.

FASB ASC Topic 805, "Business Combinations" became applicable to the Corporation's accounting for business combinations closing on or after January 1, 2009. ASC Topic 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Any contingent consideration is also required to be recognized and measured at fair value on the date of acquisition. Acquisition-related costs are to be expensed as incurred. Assets acquired and liabilities assumed in a business combination that arise from contingencies are to be recognized at fair value if fair value can be reasonably estimated. ASC Topic 805 also expands required disclosures regarding the nature and financial effect of business combinations.

FASB ASC Topic 810, "Consolidation" amended prior guidance to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Under ASC Topic 810, a non-controlling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, ASC Topic 810 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The new authoritative accounting guidance under ASC Topic 810 became effective for the Corporation on January 1, 2009.

FASB ASC Topic 815, "Derivatives and Hedging" requires entities that utilize derivative instruments to provide qualitative disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted for and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. To meet those objectives, ASC Topic 815 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. This new guidance was effective January 1, 2009 and did not have a significant impact on the Corporation's consolidated financial statements.

FASB ASC Topic 820, "Fair Value Measurements and Disclosures." ASC Topic 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of ASC Topic 820 became effective for the Corporation on January 1, 2008 for financial assets and financial liabilities and on January 1, 2009 for non-financial assets and non-financial liabilities. Additional new accounting guidance under ASC Topic 820, which became effective during the first quarter of 2009, expanded certain disclosure requirements and affirmed that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. ASU 2009-5, "Fair Value Measurements and Disclosures (Topic 820) – Measuring

Liabilities at Fair Value," which became effective during the fourth quarter of 2009, provided guidance for measuring the fair value of a liability in circumstances in which a quoted price in an active market for the identical liability is not available. See Note 12 - Fair Value Measurements.

FASB ASC Topic 855, "Subsequent Events" establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The new authoritative accounting guidance under ASC Topic 855 became effective for the Corporation's financial statements for periods ending after June 15, 2009 and did not have a significant impact on the Corporation's financial statements.

Accounting Standards Update ("ASU") No. 2010-06 "Fair Value Measurement and Disclosures," (ASC Topic 820), "Improving Disclosures About Fair Value Measurement," ("ASU 2010-06") requires expanded disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfer of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfer disclosed separately, (iii) the policy for determining when transfer between levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. ASU 2010-06 further clarifies that (i) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) company's should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for each class of assets and liabilities included in levels 2 and 3 of the fair value hierarchy. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy will be required for the Corporation beginning January 1, 2011. The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective for the Corporation on January 1, 2010. See Note 12 – Fair Value Measurement.

ASU No. 2010-10, "Consolidations (Topic 810) - Amendments for Certain Investment Funds" defers the effective date of the amendments to the consolidation requirements made by ASU 2009-17 to a company's interest in an entity (i) that has all of the attributes of an investment company, as specified under ASC Topic 946, "Financial Services - Investment Companies," or (ii) for which it is industry practice to apply measurement principles of financial reporting that are consistent with those in ASC Topic 946. As a result of the deferral, a company will not be required to apply the ASU 2009-17 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. ASU 2010-10 also clarifies that any interest held by a related party should be treated as though it is an entity's own interest when evaluating the criteria for determining whether such interest represents a variable interest. In addition, ASU 2010-10 also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker's or service provider's fee is a variable interest. The provisions of ASU 2010-10 became effective for the Corporation as of January 1, 2010 and did not have a significant impact on the Corporation's financial statements.

ASU No. 2010-20, "Receivables (Topic 310) - Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" requires entities to provide disclosures designed to facilitate financial statement users' evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 became effective for the Corporation's financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period became effective for the Corporation's financial statements on January 1, 2011. Certain disclosures related to troubled debt restructurings were temporarily deferred by ASU 2011-01, "Receivables (Topic 310) - Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20," and became effective on July 1, 2011 as required by ASU No. 2011-02, "Receivables (Topic 310) - A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring," as further discussed below. See Note 3 – Loans.

ASU No. 2010-28, "Intangibles - Goodwill and Other (Topic 350) - When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts" modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist such as if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. ASU 2010-28 became effective for the Corporation on January 1, 2011 and did not have a significant impact on the Corporation's financial statements.

ASU No. 2010-29, "Business Combinations (Topic 805) - Disclosure of Supplementary Pro Forma Information for Business Combinations" provides clarification regarding the acquisition date that should be used for reporting the pro forma financial information disclosures required by Topic 805 when comparative financial statements are presented. ASU 2010-29 also requires entities to provide a description of the nature and amount of material, non-recurring pro forma adjustments that are directly attributable to the business combination. ASU 2010-29 is effective for the Corporation prospectively for business combinations occurring after December 31, 2010.

ASU No. 2011-02, "Receivables (Topic 310) - A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring" clarifies which loan modifications constitute troubled debt restructurings and is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude, under the guidance clarified by ASU 2011-02, that both of the following exist: (a) the restructuring constitutes a concession; and (b) the debtor is experiencing financial difficulties. ASU 2011-02 became effective for the Corporation on July 1, 2011, and applies retrospectively to restructurings occurring on or after January 1, 2011. See Note 3 - Loans.

ASU No. 2011-03, "Transfers and Servicing (Topic 860) - Reconsideration of Effective Control for Repurchase Agreements" is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. ASU 2011-03 removes from the assessment of effective control (i) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance guidance related to that criterion. ASU 2011-03 will be effective for the Corporation on January 1, 2012 and is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-04, "Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS" amends Topic 820, "Fair Value Measurements and Disclosures," to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 is effective for annual periods beginning after December 15, 2011, and is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-05, "Comprehensive Income (Topic 220) - Presentation of Comprehensive Income" amends Topic 220, "Comprehensive Income," to require that all non-owner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, ASU 2011-05 requires entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. The option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. ASU 2011-05 is effective for annual and interim periods beginning after December 15, 2011; however, certain provisions related to the presentation of reclassification adjustments have been deferred by ASU 2011-12 "Comprehensive Income (Topic 220) - Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05," as further discussed below. ASU 2011-05 is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-08, "Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment" amends Topic 350, "Intangibles – Goodwill and Other," to give entities the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. ASU 2011-08 is effective for annual and interim impairment tests beginning after December 15, 2011, and is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-11, "Balance Sheet (Topic 210) - "Disclosures about Offsetting Assets and Liabilities" amends Topic 210, "Balance Sheet," to require an entity to disclose both gross and net information about financial instruments, such as sales and repurchase agreements and reverse sale and repurchase agreements and securities borrowing/lending arrangements, and derivative instruments that are eligible for offset in the statement of financial position and/or subject to a master netting arrangement or similar agreement. ASU 2011-11 is effective for annual and interim periods beginning on January 1, 2013, and is not expected to have a significant impact on the Corporation's financial statements.

ASU 2011-12 "Comprehensive Income (Topic 220) - Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" defers changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to redeliberate whether to require presentation of such adjustments on the face of the financial statements to show the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12. ASU 2011-12 is effective for annual and interim periods beginning after December 15, 2011 and is not expected to have a significant impact on the Corporation's financial statements.

NOTE 2 – SECURITIES

Securities with an amortized cost of $214,834 and $176,158 at December 31, 2011 and 2010, respectively (fair value of $218,693 at December 31, 2011 and $175,463 at December 31, 2010), were pledged to secure deposits and for other purposes as required or permitted by law. The fair value is established by an independent pricing service as of the approximate dates indicated. The differences between the amortized cost and fair value reflect current interest rates and represent the potential gain (or loss) if the portfolio had been liquidated on that date. Security gains (or losses) are realized only in the event of dispositions prior to maturity.

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2011 and 2010 are summarized as follows (dollars in thousands):

December 31, 2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities				
U.S. Government agencies	$ 58,793	$ 214	$ 6	$ 59,001
Mortgage-backed securities	175,352	843	145	176,050
States and political subdivisions	56,452	3,494	-	59,946
Other securities	22,655	582	68	23,169
	$ 313,252	$ 5,133	$ 219	$ 318,166
Held-to-maturity securities				
States and political subdivisions	$ 35,214	$ 2,061	$ -	$ 37,275
	$ 35,214	$ 2,061	$ -	$ 37,275

December 31, 2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities				
U.S. Government agencies	$ 103,253	$ 55	$ 1,425	$ 101,883
Mortgage-backed securities	52,232	147	521	51,858
States and political subdivisions	59,075	609	721	58,963
Other securities	22,936	593	53	23,476
	$ 237,496	$ 1,404	$ 2,720	$ 236,180
Held-to-maturity securities				
States and political subdivisions	$ 39,975	$ 823	$ 20	$ 40,778
	$ 39,975	$ 823	$ 20	$ 40,778

At December 31, 2011, the Bank did not hold investment securities of any single issuer, other than obligations of the U.S. Treasury and other U.S. government agencies, whose aggregate book value exceeded 10% of shareholders' equity.

Proceeds from the maturity, call or sale of available-for-sale securities were $246,850, $257,569 and $206,157, during 2011, 2010 and 2009, respectively. Proceeds from the maturity or call of held-to-maturity securities were $4,725, $7,511 and $11,721 during 2011, 2010 and 2009, respectively.

The fair values of all securities at December 31, 2011 either equaled or exceeded the cost of those securities, or the decline in fair value is considered temporary. The information below classifies the investments with unrealized losses at December 31, 2011 according to the term of the unrealized loss. Management evaluates securities for other-than-temporary impairment periodically, or more frequently when circumstances require an evaluation. An impairment judgment is based on (i) the amount of time and loss, (ii) the financial condition of the issuer and (iii) management's intent and ability to hold the investment long enough for any anticipated recovery in value.

Management has the ability and intent to hold the securities classified as held-to-maturity until they mature. Furthermore, as of December 31, 2011, management also had the ability to hold the securities classified as available-for-sale for a period of time sufficient for a recovery of cost. The unrealized losses are largely a result of increases in market interest rates over the yield available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired because of reasons of credit quality.

Accordingly, as of December 31, 2011, management believes the impairments detailed in the table below are temporary and no impairment loss has been realized in the Corporation's consolidated income statement.

The following table presents the Bank's investments with unrealized losses at December 31, 2011 and 2010 according to the term of the unrealized loss (dollars in thousands):

December 31, 2011	**Less than 12 months**		**12 months or Greater**		**Total**	
Type of Security	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
US Government agencies	**$ 15,063**	**$ 7**	**$ -**	**$ -**	**$ 15,063**	**$ 7**
Mortgage-backed securities	**40,792**	**145**	**-**	**-**	**40,792**	**145**
Other securities	**29,154**	**67**	**-**	**-**	**29,154**	**67**
	$ 85,009	**$ 219**	**$ -**	**$ -**	**$ 85,009**	**$ 219**

December 31, 2010	12 months		12 months or Greater		Total	
Type of Security	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Government agencies	$ 75,745	$ 1,425	$ -	$ -	$ 75,745	$ 1,425
Mortgage-backed securities	33,257	521	-	-	33,257	521
Other securities	29,627	774	-	-	29,627	774
	$ 138,629	$ 2,720	$ -	$ -	$ 138,629	$ 2,720

At December 31, 2011, none of the 178 state and political subdivision securities had recorded unrealized losses for 2011.

The table below shows the amortized cost, fair value and weighted yields (for tax-exempt obligations on a fully taxable basis assuming a 34% tax rate) of investment securities at December 31, 2011 by contractual or legal maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

	Amortized Cost	Fair Value	Yield (Unaudited)
Available-for-sale securities			
U.S. Government agencies			
After one but within five years	$ 12,067	**$ 12,075**	0.9%
After five but within ten years	46,726	**46,926**	1.9%
Mortgage-backed securities			
Within one year	2,736	**2,729**	0.6%
After one but within five years	127,783	**128,234**	1.2%
After five but within ten years	44,833	**45,087**	1.9%
States and political subdivisions			
Within one year	2,397	**2,417**	2.4%
After one but within five years	4,893	**5,072**	4.4%
After five but within ten years	11,753	**12,621**	5.3%
After ten years	37,409	**39,836**	5.7%
Other securities			
Within one year	5,962	**6,024**	1.5%
After one but within five years	11,776	**12,232**	3.2%
After five but within ten years	1,020	**1,016**	3.9%
After ten years	3,897	**3,897**	4.6%
	$ 313,252	**$ 318,166**	
Held-to-maturity securities			
States and political subdivisions			
Within one year	**2,561**	$ 2,585	5.1%
After one but within five years	**7,300**	7,581	5.9%
After five but within ten years	**10,332**	11,006	3.5%
After ten years	**15,021**	16,103	6.2%
	$ 35,214	$ 37,275	

NOTE 3 – LOANS

The following table presents the Bank's loans by category as of December 31, 2011, and 2010 (dollars in thousands):

	2011	2010
Commercial and industrial:		
Commercial	$ 60,448	$ 68,797
Other	2,601	
Tax exempt municipal loans	25,130	28,163
Real estate		
Construction	33,270	37,374
Commercial mortgages	152,539	156,704
Residential mortgages	196,913	221,748
Other	30,410	31,129
Retail loans	17,027	15,754
	518,338	559,669
Less:		
Net unamortized loan origination fees	(536)	(490)
Allowance for possible loan losses	(9,200)	(9,420)
Total net loans	$ 508,602	$ 549,759

The following table presents the maturities of the Bank's loans by category as of December 31, 2011 (dollars in thousands):

	Within One Year	One to Five Years	After Five Years	Total
Commercial, financial and agricultural	$ 40,135	$ 19,092	$ 3,822	$ 63,049
Tax exempt municipal loans	1,163	9,341	14,626	25,130
Real estate				
Construction	10,236	12,919	10,115	33,270
Commercial mortgages	24,085	97,779	30,675	152,539
Residential mortgages	21,001	64,097	111,815	196,913
Other	2,254	13,617	14,539	30,410
Retail loans	10,923	6,073	31	17,027
Total	$ 109,797	$ 222,918	$ 185,623	$ 518,338

Loan Origination/Risk Management. The Corporation has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand its business. Underwriting standards are designed to promote relationship banking rather than transactional banking. Once it is determined that the borrower's management possesses sound ethics and solid business acumen, the Corporation's management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Management monitors and evaluates commercial real estate loans based on collateral, geography and risk grade criteria. As a general rule, the Corporation avoids financing single-purpose projects unless other underwriting factors are present to help mitigate risk. The Corporation also utilizes third-party experts to provide insight and guidance about economic conditions and trends affecting market areas it serves. In addition, management tracks the level of owner-occupied commercial real estate loans versus non-owner occupied loans. At December 31, 2011, approximately half of the outstanding principal balance of the Corporation's commercial real estate loans were secured by owner-occupied properties.

With respect to loans to developers and builders that are secured by non-owner occupied properties that the Corporation may originate from time to time, the Corporation generally requires the borrower to have had an existing relationship with the Corporation and have a proven record of success. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Corporation until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

The Corporation originates consumer loans utilizing a computer-based credit scoring analysis to supplement the underwriting process. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by line and staff personnel. This activity, coupled with relatively small loan amounts that are spread across many individual borrowers, minimizes risk. Additionally, trend and outlook reports are reviewed by management on a regular basis. Underwriting standards for home equity loans are heavily influenced by statutory requirements, which include, but are not limited to, a maximum loan-to-value percentage of 80%, collection remedies, the number of such loans a borrower can have at one time and documentation requirements.

The Corporation contracts with a third party vendor to perform loan reviews. The company reviews and validates the credit risk program on an annual basis. Results of these reviews are presented to management. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Corporation's policies and procedures.

The goal of the Bank is to diversify loans to avoid a concentration of credit in a specific industry, person, entity, product, service, or any area vulnerable to a tax law change or an economic event. A concentration of credit occurs when obligations, direct or indirect, of the same or affiliated interests represent 15 percent or more of the Bank's capital structure. The board of directors recognizes that the Bank's geographic trade area imposes some limitations regarding loan diversification if the Bank is to perform the function for which it has been chartered. Specifically, lending to qualified borrowers within the Bank's trade area will naturally cause concentrations of real estate loans in the primary communities served by the Bank and loans to employees of major employers in the area.

The following table provides details regarding the aging of the Bank's loan and lease portfolio:

December 31, 2011	30 - 89 Days past due	90 Days and greater Past Due*	Total Past Dues	Current	Total Loans
Retail					
Consumer loans	$ 73	$ 4	$ 77	$ 14,220	$ 14,297
Residential loans - first lien	4,487	365	4,852	132,980	137,832
Residential loans - junior lien	77	355	432	656	1,088
HELOCs	567	282	849	57,144	57,993
Other retail	1	-	1	25,699	25,700
Retail Totals	$ 5,205	$ 1,006	**$ 6,211**	**$ 230,699**	**$ 236,910**
Commercial					
Commercial & industrial	$ 3,858	$ 1,419	$ 5,277	$ 55,171	$ 60,448
Non-farm, non-residential real estate	2,166	320	2,486	137,661	140,147
Construction & development	44	-	44	28,998	29,042
Multifamily real estate	-	-	-	4,095	4,095
Other commercial	1,441	159	1,600	46,096	47,696
Commercial Totals	$ 7,509	$ 1,898	**$ 9,407**	**$ 272,021**	**$ 281,428**
TOTAL	$ 12,714	$ 2,904	**$ 15,618**	**$ 502,720**	**$ 518,338**

December 31, 2010	30 - 89 Days Past Due	90 Days Past Due*	Total Past Dues	Current	Total Loans
Retail					
Consumer loans	$ 229	$ 104	$ 333	$ 13,886	$ 14,219
Residential loans - first lien	420	1,819	2,239	150,436	152,675
Residential loans - junior lien	-	156	156	985	1,141
HELOCs	398	717	1,115	55,917	57,032
Other retail	14	358	372	28,711	29,083
Retail Totals	**$ 1,061**	**$ 3,154**	**$ 4,215**	**$ 249,935**	**$ 254,150**
Commercial					
Commercial & industrial	$ 1,532	$ 725	$ 2,257	$ 57,741	$ 59,998
Non-farm, non-residential real estate	5,322	3,734	9,056	145,074	154,130
Construction & development	367	-	367	32,518	32,884
Other commercial	63	646	709	57,798	58,507
Commercial Totals	**$ 7,284**	**$ 5,105**	**$ 12,389**	**$ 293,130**	**$ 305,519**
TOTAL	**$ 8,345**	**$ 8,259**	**$ 16,604**	**$ 543,065**	**$ 559,669**

*Includes all loans on non-accrual and all bankruptcies

The following table shows loans as of December 31, 2011 related to each balance in the allowance for possible loan and lease losses by portfolio segment and disaggregated on the basis of the Bank's impairment methodology (dollars in thousands):

	Commercial	Residential Real Estate	Consumer & Other Retail	Totals
Loans individually evaluated for impairment	$ 12,387	$ 1,217	$ -	$ 13,604
Loans collectively evaluated for impairment	270,766	219,912	14,056	$ 504,734
Total	**$ 283,153**	**$ 221,129**	**$ 14,056**	**$ 518,338**

The following table summarizes the impaired loans by loan type as of December 31, 2011 and 2010:

2011	Unpaid Contractual Principal Balance	Recorded Investment with No Allowance	Recorded Investment with Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
Commercial	$ 14,325	$ 3,724	$ 8,663	$ 12,387	$ 1,111	$ 12,769
Residential real estate	1,388	142	1,075	1,217	131	1,269
Total	**$ 15,713**	**$ 3,866**	**$ 9,738**	**$ 13,604**	**$ 1,242**	**$ 14,038**

2010	Unpaid Contractual Principal Balance	Recorded Investment with No Allowance	Recorded Investment with Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
Commercial	$ 27,198	$ 9,215	$ 14,333	$ 23,548	$ 2,707	$ 24,274
Residential real estate	1,784	801	744	1,545	205	1,611
Total	**$ 28,982**	**$ 10,016**	**$ 15,077**	**$ 25,093**	**$ 2,912**	**$ 25,885**

The average recorded investment in impaired loans was $12,715 in 2011 and $22,600 in 2010. The loans in the above table that have been identified as impaired and not accruing interest total $11,469 for December 31, 2011 and $8,259 for December 31, 2010. Interest received on those loans was approximately $959 in 2011 and $619 in 2010. The gross interest income that would have been recorded if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $1,384, $958 and $1,600 for the years ended December 31, 2011, 2010 and 2009, respectively.

Year-end non-accrual loans, segregated by class of loans, were as follows:

	2011	2010
Commercial & industrial	**$ 5,030**	$ 725
Other commercial	**876**	646
Commercial real estate	**2,030**	3,734
Residential real estate	**3,129**	2,692
Consumer loans	**72**	104
Other retail	**332**	358
	$ 11,469	$ 8,259

The restructuring of a loan is considered a "troubled debt restructuring" if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. Troubled debt restructurings during 2011 and 2010 are set forth in the following table.

	As of December 31,			
	2011		2010	
	Number of Contracts	Outstanding recorded Investment	Number of Contracts	Outstanding recorded Investment
Troubled debt restructurings:				
Residential - prime	8	$ 1,197	7	$ 1,180
Consumer - other	24	6,733	30	13,644
	Number of Contracts	Recorded investment	Number of Contracts	Recorded Investment
Defaulted troubled debt restructurings:				
Residential - prime	1	$ 441	1	$ 29
Consumer - other	2	340	4	742

Certain related parties (primarily directors and senior officers of the Corporation or the Bank, including their affiliates, families and companies in which they hold 10% or more ownership) were customers of, and had loans and other transactions with, the Bank in the ordinary course of business. An analysis of the activity with respect to such loans for the years ended December 31, 2011 and 2010 is shown in the table below (dollars in thousands). These totals exclude loans made in the ordinary course of business to other companies with which neither the Corporation nor the Bank had a relationship other than the association of one of its directors in the capacity of officer or director. These loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons.

They did not involve more than the normal risk of collectability or present other unfavorable features. No related party loans were charged off in 2011 or 2010.

	2011	2010
Balance at Beginning of Year	**$ 4,361**	$ 3,385
Additions	**848**	3,108
Amount Collected	**(1,380)**	(2,132)
Balance at End of Year	**$ 3,829**	$ 4,361

Credit Quality Indicators. As part of the on-going monitoring of the credit quality of the Corporation's loan portfolio, management tracks certain credit quality indicators including trends related to (i) the weighted-average risk grade of commercial loans, (ii) the level of classified commercial loans, (iii) net charge-offs, (iv) non-performing loans and (v) the general economic conditions in the State of Tennessee.

The Corporation uses a risk grading matrix to assign a risk grade to each of its commercials loans. Loans are graded on a scale of 1 – 8. A description of the general characteristics of the 8 risk grades is as follows:

Risk Rating 1: Minimal Risk

General Characteristics:

- Substantially risk free
- Federal, state, or municipal subdivisions with acceptable investment grade credit rating.
- Large national, regional, or local entity with proven access to capital markets.
- Diversity in its line of business with stable and diversified sales base.
- Borrower is considered to be an industry leader with many consecutive years of strong profits and exhibits a financial condition, equity position, liquidity, and debt service capacity far exceeding industry norms.
- Borrower has an abundance of unpledged financeable assets coupled with superior cash generation capabilities.
- Industry conditions and trends are positive and strong.
- Borrower has strong management with evidence of management succession.
- Credit rating by Moody's, Standard & Poor, or other qualified rating agency that is grade A or higher.
- A cash secured loan with the cash on deposit in our bank or a guaranty from the Federal government also warrants this risk rating.

Risk Rating 2: Modest Risk

General Characteristics:

- Borrower shows strong profitability, liquidity, and capitalization better than industry norms and a strong market position in the region.
- Borrower may have limited access to public markets for short-term needs or capital requirements, but has ready access to alternative financing.
- Loans may be unsecured based on the financial strength of the borrower or secured by collateral that is considered liquid and marketable.

- Borrower has a proven history of profitability and financial stability.
- Borrower has a strong market position in its industry and has an abundance of financeable assets available to protect the Bank's position.
- Proven and steady management with good management succession.
- Borrower can withstand major market instabilities of short duration.
- Credit rating by Moody's, Standard & Poor, or other qualified rating agency that is grade BAA or higher.

Risk Rating 3: Average Risk

General Characteristics:

- Borrower shows a stable earnings history and financial condition in line with industry norms with indications that these trends will continue.
- The credit extension is considered sound, however elements may be present which suggest the borrower may not be free from temporary impairments in the future.
- Liquidity and leverage is in line with industry norms.
- Good management with acceptable management succession.
- Under most economic and business conditions has access to alternative financing but limited or no access to capital markets for short-term or capital needs.
- Borrower may be an individual with a sound financial condition and liquidity with proven historical income to repay the debt as scheduled.
- Credit extensions are generally secured by acceptable collateral.

Risk Rating 4: Acceptable Risk

General Characteristics:

- Credit is to a borrower with smaller margins of debt service coverage and with some elements of reduced financial strength.
- Borrower is generally in a lower average market position in its industry.
- Borrower shows satisfactory asset quality and liquidity, good debt capacity and coverage, and good management in critical positions.
- Management is of unquestioned character but management succession may be questionable.
- Borrower can obtain similar financing from other financial institutions.
- Interim losses or moderately declining earnings trends may occur, but the borrower has sufficient strength and financial flexibility to offset these issues.
- Credit may be to individuals with a moderately leveraged financial condition but with satisfactory liquidity and income to cover debt repayment requirements.
- Business borrowers may have moderate leverage, but must have historically consistent cash flow to cover debt service and other operating needs.
- Business borrowers may also have erratic or cyclical operating performances but should demonstrate strong equity positions to support these profitability swings.
- Asset-based loans that have stabilized and proven performance with the financial capacity to provide for annual clean up may qualify for this rating.
- Borrower has no access to capital markets but would be financeable by another financial institution or finance company.
- Credit extensions are generally secured by acceptable collateral.

Risk **Rating 5: Pass/Watch**

General Characteristics:

Loans considered for this risk rating require a heightened level of supervision.

A) Transitional, Event Driven – This category of risk rated 5 loans captures responses to **early warning signals from a relationship and, therefore, signifies a specific, event-driven, transitional credit grade.** The event is generally something unplanned or unexpected such as a death, a disaster, the loss of a major client, product line, or key employee; divorce, or health condition of the owner or key management person. The Risk Rating 5 category may be used in transitional upgrades as well as transitional downgrades of credit relationships. Under these criteria, the risk rating 5 necessitates a plan of action to either upgrade the credit to a Pass rating (Risk Rating 1-4), downgrade the credit to a criticized asset, or exit the relationship within six months.

B) **Ongoing Supervision Warranted -** This risk rating may also be utilized to identify loans having inherent characteristics which warrant more than the normal level of supervision. Loans meeting these criteria may include larger, more complex loans with unusual structures. Loans, which, due to structure or nature of the collateral require above average servicing, may also be considered for this risk rating. Unlike other criteria listed previously for the Pass/ Watch risk rating, these particular characteristics tend not to be one-time or transitional in nature; therefore, these loans may be expected to remain in this risk rating category longer than six months. A loan might remain in this risk rating category for its life or until the characteristic warranting the Pass/Watch rating can be eliminated or effectively mitigated.

- Borrowers may exhibit declining earnings, strained cash flow, increasing leverage, or weakening market positions that indicate a trend toward an unacceptable risk.
- Borrower's liquidity, leverage, and earnings performance is below or trending below industry norms.
- Interim losses and other adverse trends may occur but not to the level that would impair the Bank's position.
- Borrower may be a newly formed company or in a new line of business or may be an established business with new or unproven management. Borrower should be adequately capitalized, but may not yet have achieved stabilized cash flow.
- Borrower generally has a small market position in its industry.
- Borrower may be engaged in an industry that is experiencing an economic downturn or is particularly susceptible to uncontrollable external factors.
- Management is of good character although some management weakness may exist, including lack of depth or succession.
- Borrowers generally have limited additional debt capacity and modest coverage, and average or below-average asset quality, margins, and market share.
- Borrower's ability to obtain financing from other financial institutions may be impaired.
- Credit to individuals with marginal financial condition and liquidity but with income still sufficient to service the debt.

Risk Rating 6: Special Mention

A special mention asset has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

General Characteristics:

- Cash flow may not be sufficient to fund anticipated cash needs.
- Sufficiently or modestly sufficiently financeable assets are available to protect the Bank's position.
- Adverse trends in operations/profits or unbalanced position in the balance sheet but not to the point where repayment is in jeopardy.
- Borrower generally shows limited liquidity or high leverage.
- Borrower's financial position is in the lower quartile of industry norms.
- Business exhibits a deteriorating market position in the industry.
- Management lacks depth and succession.
- Business is unable to withstand temporary setbacks without affecting repayment capability.
- Borrower is not financeable by another bank but possibly by a finance company or specialized lender.

Risk Rating 7: Substandard

A substandard asset is inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

General Characteristics:

- The primary source of repayment no longer provides satisfactory support and repayment is dependant on secondary sources.
- A substandard loan is inadequately protected by the current sound worth and paying capacity of the obligor or by the collateral pledged, if any.
- Normal repayment from the borrower is impaired although no loss of principal is envisioned.
- A partial loss of interest or principal will occur if the deficiencies are not corrected.
- Cash flow is generally not sufficient to fund anticipated cash needs.
- Financeable assets may not be sufficient to protect the Bank's position.
- Adverse trends in operations that jeopardized debt repayment may require the borrower to undertake a significant reorganization of financing or the business.
- Borrower shows poor liquidity and high leverage impairing the repayment of the debt in accordance with agreed upon terms.
- Management lacks depth and succession; may be inexperienced or of questionable character.
- Borrower's market position in the industry is deteriorating.
- Borrower is not financeable by another bank or finance company.

Risk Rating 8: Doubtful

An asset classified doubtful has all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

General Characteristics:

- **Inadequate primary source of repayment**. **Assumes a less than satisfactory secondary source of repayment on a most-likely case basis.** There may be **an adequate secondary source of repayment on a best-case basis.**
- Borrowers have the same weaknesses found in **Substandard** borrowers.
- Loss probability is extremely high but because of certain important and reasonably specific factors that may work to strengthen the loan, its classification as an estimated loss is deferred until a more exact status may be determined.
- Pending factors may include proposed merger or acquisition,; liquidation procedures, capital injections, perfecting liens on additional collateral, and refinancing plans.
- Cash flow is insufficient to fund cash needs.
- Financeable assets are insufficient to protect the Bank's position.
- Source of debt repayment is dependent on liquidation of assets with a probable loss.
- Borrower may no longer be a going concern, or may not exist as a going concern for the foreseeable future.
- No alternative financing sources exist.

The following table presents risk grades and classified loans by class of commercial loan (dollars in thousands):

Commercial Loan Portfolio: Credit risk profile by internally assigned grade	Commercial & Industrial	Non-Farm, Non-Residential Real Estate Loans	Construction & Development	Commercial Loans Secured by Residential R/E	All Other Commercial Loans	Commercial Loan Totals
Pass	$ 50,163	$ 132,291	$ 27,613	$ 2,979	$ 44,837	**$ 257,883**
Special Mention	4,137	4,232	504	439	-	**9,312**
Substandard	1,692	2,033	925	677	1,480	**6,807**
Doubtful	4,456	1,591	-	-	1,379	**7,426**
TOTALS	**$ 60,448**	**$ 140,147**	**$ 29,042**	**$ 4,095**	**$ 47,696**	**$ 281,428**

Retail Loan Portfolio: Credit risk profiles based on delinquency status classification	Consumer Loans	Single-Family Residential**	All Other Retail Loans	**Retail Loan Totals**
Performing	$ 14,225	$ 193,784	$ 25,368	$ 233,377
Non-performing*	72	3,129	332	3,533
TOTALS	**$ 14,297**	**$ 196,913**	**$ 25,700**	**$ 236,910**

*Loans are classified as non-performing loans and are automatically placed on non-accrual status once they reach 90 days past due
**Single-family residential loans includes primary liens, closed-end secondary liens, residential construction loans, and home equity lines of credit

NOTE 4 – ALLOWANCE FOR LOAN AND LEASE LOSSES

Allowance for Possible Loan Losses. The allowance for possible loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The Corporation's allowance for possible loan loss methodology includes allowance allocations calculated in accordance with ASC Topic 310, "Receivables" and allowance allocations calculated in accordance with ASC Topic 450, "Contingencies." Accordingly, the methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Corporation's process for determining the appropriate level of the allowance for possible loan losses is designed to account for credit deterioration as it occurs. The provision for possible loan losses reflects loan quality trends, including the levels of and trends related to non-accrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors. The provision for possible loan losses also reflects the totality of actions taken on all loans for a particular period. In other words, the amount of the provision reflects not only the necessary increases in the allowance for possible loan losses related to newly identified criticized loans, but it also reflects actions taken related to other loans including, among other things, any necessary increases or decreases in required allowances for specific loans or loan pools.

The level of the allowance reflects management's continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions and unidentified losses inherent in the current loan portfolio. Portions of the allowance may be allocated for specific credits; however, the entire allowance is available for any credit that, in management's judgment, should be charged off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Corporation's control, including, among other things, the performance of the Corporation's loan portfolio, the economy, changes in interest rates and the view of the regulatory authorities toward loan classifications.

The Corporation's allowance for possible loan losses consists of three elements: (i) specific valuation allowances determined in accordance with ASC Topic 310 based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with ASC Topic 450 based on historical loan loss experience for similar loans with similar characteristics and trends, adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances determined in accordance with ASC Topic 450 based on general economic conditions and other qualitative risk factors both internal and external to the Corporation.

The allowances established for probable losses on specific loans are based on a regular analysis and evaluation of problem loans. Loans are classified based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the relationship manager level for all commercial loans. When a loan has a calculated grade of 10 or higher, a special assets officer analyzes the loan to determine whether the loan is impaired and, if impaired, the need to specifically allocate a portion of the allowance for possible loan losses to the loan. Specific valuation allowances are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things.

Historical valuation allowances are calculated based on the historical loss experience of specific types of loans and the internal risk grade of such loans at the time they were charged-off. The Corporation calculates historical loss ratios for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced to the total population of loans in the pool. The historical loss ratios are periodically updated based on actual charge-off experience. A historical valuation allowance is established for each pool of similar loans based upon the product of the historical loss ratio and the total dollar amount of the loans in the pool. The Corporation's pools of similar loans include similarly risk-graded groups of commercial and industrial loans, commercial real estate loans, consumer real estate loans and consumer and other loans.

General valuation allowances are based on general economic conditions and other qualitative risk factors both internal and external to the Corporation. In general, such valuation allowances are determined by evaluating, among other things: (i) the experience, ability and effectiveness of the Bank's lending management and staff; (ii) the effectiveness of the Corporation's loan policies, procedures and internal controls; (iii) changes in asset quality; (iv) changes in loan portfolio volume; (v) the composition and concentrations of credit; (vi) the impact of competition on loan structuring and pricing; (vii) the effectiveness of the internal loan review function; (viii) the impact of environmental risks on portfolio risks; and (ix) the impact of rising interest rates on portfolio risk. Management evaluates the degree of risk that each one of these components has on the quality of the loan portfolio on a quarterly basis. Each component is determined to have either a high, moderate or low degree of risk. The results are then input into a "general allocation matrix" to determine an appropriate general valuation allowance.

Included in the general valuation allowances are allocations for groups of similar loans with risk characteristics that exceed certain concentration limits established by management. Concentration risk limits have been established, among other things, for certain industry concentrations, large balance and highly leveraged credit relationships that exceed specified risk grades, and loans originated with policy exceptions that exceed specified risk grades.

Loans identified as losses by management, internal loan review and/or bank examiners are charged-off. Furthermore, consumer loan accounts are charged-off automatically based on regulatory requirements.

FIRST FARMERS AND MERCHANTS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the allocation in the allowance for loan and lease losses by loan segment for the year ended December 31, 2011 (dollars in thousands):

	Commercial	Residential Real Estate	Consumer & Other Retail	Unallocated	Totals
Beginning Balance	$ 6,915	$ 2,001	$ 408	$ 96	**$ 9,420**
Less: Charge-offs	3,353	52	147		**3,552**
Add: Recoveries	103	-	104		**207**
Add: Provisions	2,292	164	(173)	842	**3,125**
Ending Balance	**$ 5,957**	**$ 2,113**	**$ 192**	**$ 938**	**$ 9,200**

	Commercial	Residential Real Estate	Consumer & Other Retail	Unallocated	Totals
Loans individually evaluated for impairment	$ 1,111	$ 131	$ -	$ -	$ 1,242
Loans collectively evaluated for impairment	4,846	1,982	192	938	7,958
Ending Balance	**$ 5,957**	**$ 2,113**	**$ 192**	**$ 938**	**$ 9,200**

The following table summarizes the changes in the allowance for loan and lease losses for the years ended December 31, 2011 and 2010 (dollars in thousands):

	2011	2010
Balance at beginning of period	**$ 9,420**	$ 8,929
Provision (reduction) charged (credited) to operating expenses	**3,125**	1,896
Charge-offs:		
Commercial and industrial	**(3,353)**	(2,046)
Real estate	**(52)**	(108)
Consumer and other	**(147)**	(77)
Total charge-offs	**(3,552)**	(2,231)
Recoveries:		
Commercial and industrial	**103**	782
Real estate	**-**	-
Consumer and other	**104**	44
Total recoveries	**207**	826
Balance at end of year	**$ 9,200**	$ 9,420

NOTE 5 – BANK PREMISES AND EQUIPMENT

The following table presents the Bank's assets by category at December 31, 2011 and 2010 (dollars in thousands):

	2011	2010
Land	$ 9,003	$ 9,008
Premises	20,784	19,233
Furniture and equipment	8,505	8,669
Leasehold improvements	1,398	1,487
	39,690	38,397
Less allowance for depreciation and amortization	(15,366)	(15,555)
	$ 24,324	$ 22,842

Annual provisions for depreciation and amortization of Bank premises and equipment totaled $1,270 for 2011, $1,195 for 2010 and $1,235 for 2009. Included in premises, furniture and equipment cost and allowance for depreciation and amortization are certain fully depreciated assets totaling $6,518 at December 31, 2011.

NOTE 6 – LIMITATION ON SUBSIDIARY DIVIDENDS

The Corporation's primary source of funds with which to pay its future obligations is the receipt of dividends from the Bank. Banking regulations provide that the Bank must maintain capital sufficient to enable it to operate as a viable institution and, as a result, may limit the amount of dividends the Bank may pay without prior approval. It is management's intention to limit the amount of dividends paid to the Corporation in order to maintain compliance with capital guidelines and to maintain a strong capital position in the Bank.

NOTE 7 – LEASES

Real property for four of the Bank's office locations and certain equipment are leased under non-cancelable operating leases expiring at various times through 2028. In most cases, the leases provide for one or more renewal options of five to ten years under the same or similar terms. In addition, various items of office equipment are leased under cancelable operating leases. Total rental expense incurred under all operating leases, including short-term leases with terms of less than one month, amounted to approximately $13, $13 and $35 for equipment leases and approximately $236, $293 and $331 for building leases in 2011, 2010 and 2009, respectively. Future minimum lease commitments as of December 31, 2011 under all non-cancelable operating leases with initial terms of one year or more are shown in the following table (dollars in thousands):

Year	Lease Payments
2012	$ 253
2013	234
2014	234
2015	199
2016	195
Total	$ 1,115

NOTE 8 – FEDERAL AND STATE INCOME TAXES

The following table presents components of income tax expense attributable to continuing operations for the years ended December 31, 2011, 2010 and 2009 (dollars in thousands):

	2011	2010	2009
Current:			
Federal	$ 1,734	$ 1,873	$ 1,569
State	-	-	-
Total current	1,734	1,873	1,569
Deferred:			
Federal	(138)	(726)	(107)
State	(61)	(144)	(9)
Total deferred	(199)	(870)	(116)
Total provision for income	$ 1,535	$ 1,003	$ 1,453

Deferred Tax Effects of Principal Temporary Differences	2011	2010	2009
Allowance for possible loan losses	$ 3,519	$ 3,604	$ 3,415
Deferred compensation	2,234	2,050	1,861
Write down of other real estate	1,621	1,052	15
Amortization of core deposit intangible	575	727	878
Recognition of non-accrual loan income	66	90	264
Unrealized gains (losses) on available-for-sale securities	(1,892)	506	(466)
Deferred post-retirement benefit	1,924	1,883	1,955
Accelerated depreciation	(562)	(282)	(251)
Amortization of goodwill	(2,152)	(1,937)	(1,722)
Alternative Minimum Tax	422	345	328
Dividend Income - F&M West	(241)	(244)	(248)
Prepaid expense	49	-	-
Other	(410)	(442)	(520)
Net deferred tax asset	$ 5,153	$ 7,352	$ 5,509

Reconciliation of Total Income Taxes Reported with the Amount of Income Taxes Computed at the Federal Statutory Rate (34% Each Year)	2011	2010	2009
Tax expense at statutory rate	$ 3,319	$ 2,791	$ 3,372
Increase (decrease) in taxes resulting from:			
Tax exempt interest	(1,533)	(1,635)	(1,739)
Non-deductible interest expense	45	70	99
Employee benefits	(244)	(286)	(233)
Other non-deductible expenses (non-taxable income) - net	55	56	54
State income taxes net of federal tax benefit	(40)	(95)	(6)
Dividend income exclusion	(52)	(51)	(48)
Other	(15)	153	(46)
Total provision for income taxes	$ 1,535	$ 1,003	$ 1,453
Effective tax rate	15.7 %	12.2 %	14.7 %

The Corporation and one of its subsidiaries file consolidated income tax returns with the Internal Revenue Service and State of Tennessee. The Corporation is not subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2008. There was no valuation allowance for deferred tax assets at December 31, 2011 and 2010. Management believes it is more-likely-than-not that all of the deferred tax assets will be realized because they were supported by recoverable taxes paid in prior years.

The Corporation did not have any liability for unrecognized tax benefits as of December 31, 2011 or 2010.

NOTE 9 – BORROWED FUNDS

The Bank is a party to the Blanket Agreement for Advances and Security Agreement (the "Blanket Agreement") with the Federal Home Loan Bank of Cincinnati (the "FHLB"). Advances made to the Bank under the Blanket Agreement are collateralized by the FHLB stock and unidentified qualifying residential mortgage loans totaling 150% of the outstanding amount borrowed. These collateralization matters are outlined in the Blanket Agreement dated June 20, 2006 between the Bank and the FHLB. The advances mature at varying dates throughout 2013 at interest rates ranging from 2.61 - 3.76%.

Scheduled annual principal maturities and interest rate terms of borrowings under this credit line as of December 31, 2011 for the next two years are as follows (dollars in thousands):

	2012	$	7,000,000
	2013		10,100,000
Total		$	17,100,000

Stock held in the FHLB totaling $3,009 at December 31, 2011 is carried at cost. The stock is restricted and can only be sold back to the FHLB at par.

The Bank also has a Cash Management Advance Line of Credit Agreement (the "CMA") dated June 21, 2010, with the Federal Home Loan Bank. The CMA is a component of the Blanket Agreement. The purpose of the CMA is to assist with short-term liquidity management. Under the terms of the CMA, the Bank may borrow a maximum of $40,000, selecting a variable rate of interest for up to 90 days or a fixed rate for a maximum of 30 days. There were no borrowings outstanding under the CMA as of December 31, 2011.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in those particular financial instruments.

The total outstanding loan commitments and standby letters of credit in the normal course of business were $110,605 and $8,370, respectively, at December 31, 2011, and $94,700 and $9,400 at December 31, 2010, respectively. Loan commitments are agreements to lend to a customer provided there is not a violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being used. Therefore, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in making a loan.

The Bank's loan portfolio is well-diversified with loans generally secured by tangible personal property, real property, bank deposit accounts or stock. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers. Collateral requirements for the loan portfolio are based on credit evaluation of each customer.

Various legal claims have arisen from time to time in the normal course of business which, in the opinion of management, should not have a material effect on the Corporation's consolidated operating results and financial condition.

NOTE 11 – REGULATORY MATTERS

The Corporation and the Bank are subject to federal regulatory risk-adjusted capital adequacy standards. Failure to meet capital adequacy requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that could have a material adverse effect on the operating results and financial condition of the Corporation and the Bank. The applicable regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios of Total Capital and Tier I Capital to risk-weighted assets and of Tier I Capital to average assets. Actual capital amounts and ratios are presented in the table below (dollars in thousands). Management believes, as of December 31, 2011, that the Corporation and the Bank met all capital adequacy requirements to which they were subject.

(Dollars in Thousands)	Actual		For Minimum Capital Adequacy Purposes		For Minimum Regulatory Compliance Purposes	
As of December 31, 2011	Amount	Ratio	Amount	Ratio > or =	Amount	Ratio > or =
Total Capital (to Risk Weighted						
Assets) Consolidated	**$ 107,199**	**16.82%**	**$ 50,986**	**8.00%**	**$ -**	**-**
Bank	**104,199**	**16.45%**	**50,674**	**8.00%**	**63,343**	**10.00%**
Tier I Capital (to Risk Weighted						
Assets) Consolidated	**99,266**	**15.57%**	**25,502**	**4.00%**	**-**	**-**
Bank	**96,266**	**15.20%**	**25,336**	**4.00%**	**38,000**	**6.00%**
Tier I Capital (to Average						
Assets) Consolidated	**99,266**	**10.03%**	**39,588**	**4.00%**	**-**	**-**
Bank	**96,266**	**9.73%**	**39,563**	**4.00%**	**49,469**	**5.00%**
As of December 31, 2010						
Total Capital (to Risk Weighted						
Assets) Consolidated	$ 106,147	16.21%	$ 52,386	8.00%	$ -	-
Bank	103,093	15.84%	52,067	8.00%	65,084	10.00%
Tier I Capital (to Risk Weighted						
Assets) Consolidated	97,994	14.96%	26,188	4.00%	-	-
Bank	94,940	14.58%	26,040	4.00%	39,070	6.00%
Tier I Capital (to Average						
Assets) Consolidated	97,994	10.39%	37,726	4.00%	-	-
Bank	94,940	10.07%	37,709	4.00%	47,140	5.00%

NOTE 12 – FAIR VALUE MEASUREMENT

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Corporation utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 Inputs* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 Inputs* - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 Inputs* - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy is set forth below. These valuation methodologies were applied to all of the Corporation's and the Bank's financial assets and financial liabilities of the Corporation and the Bank carried at fair value effective January 1, 2009. In general, fair value is based on quoted market prices, where available. If such quoted market prices are not available, fair value is based on internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Corporation's creditworthiness among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Corporation's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates and, therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

Securities available-for-sale – Securities classified as available-for-sale are reported at fair value utilizing Level 2 inputs. For these securities, the Corporation obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2011

Securities available-for-sale:	Level 1	Level 2	Level 3	Total
U.S. Government agencies	$ -	$ 59,001	$ -	$ 59,001
Mortgage-backed securities	-	176,050	-	176,050
States and political subdivisions	-	59,946	-	59,946
Other securities	-	23,169	-	23,169
Total assets at fair value	**$ -**	**$ 318,166**	**$ -**	**$ 318,166**

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2010

Securities available for sale:	Level 1	Level 2	Level 3	Total
U.S. Government agencies	$ -	$ 101,883	$ -	$ 101,883
Mortgage-backed securities	-	51,858	-	51,858
States and political subdivisions	-	58,963	-	58,963
Other securities	-	23,476	-	23,476
Total assets at fair value	$ -	$ 236,180	$ -	$ 236,180

Certain financial assets and liabilities are measured at fair value on a non-recurring basis. These instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The only financial asset or liability measured at fair value on a non-recurring basis for 2011 was impaired loans.

Impaired Loans – Certain impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During 2011, certain impaired loans were re-measured and reported at fair value through a specific valuation allowance allocation of the allowance for loan and lease losses based on the fair value of the underlying collateral. Impaired loans with a carrying value of $13,604 were reduced by specific valuation allowance allocations totaling $1,242 to a total reported fair value of $12,362 based on collateral valuations utilizing Level 3 valuation inputs.

Non-Financial Assets and Non-Financial Liabilities – Application of ASC Topic 820 to non-financial assets and non-financial liabilities became effective January 1, 2009. The Corporation has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of goodwill impairment test, and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

During 2011, certain foreclosed assets, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan and lease losses based upon the fair value of the foreclosed asset. The fair value of a foreclosed asset, upon initial recognition, is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. Foreclosed assets measured at fair value totaled $8,827 (utilizing Level 2 valuation inputs) at December 31, 2011 and $7,927 at December 31, 2010.

ASC Topic 825 requires disclosure of the fair value of financial assets and liabilities, including those financial assets and liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and liabilities that are measured at fair value on a recurring or non-recurring basis are discussed below.

Estimated fair values have been determined by the Bank using the best available data. Many of the Bank's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an unforced, unforeclosed transaction. Therefore, significant estimations and present value calculations were used by the Bank for the purposes of this disclosure. Changes in assumptions or the estimation methodologies used could have a material effect on the estimated fair values included in this note.

Financial assets – Cash and cash equivalents are considered to be carried at their fair value and have not been valued differently from historical cost accounting. Both securities available-for-sale and held-to-maturity are valued by an independent pricing service as discussed in Note 2. A present value discounted cash flow methodology was used to value the net loan portfolio. The discount rate used in these calculations was the current rate at which new loans in the same classification for regulatory reporting purposes would be made. This rate was adjusted for credit loss and assumed prepayment risk. For loans with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances.

Financial liabilities – Deposits with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating the current market for similar liabilities. Financial instrument liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the recorded book balance. For deposits with floating interest rates, it is assumed that estimated fair values generally approximate the recorded book balances. The carrying amount of other short-term borrowings is considered to approximate fair value.

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

At December 31, 2011, the Bank had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed and subject to customer's credit quality.

The following table presents the fair value of the Bank's financial instruments as of December 31, 2011 and 2010 (dollars in thousands):

	December 31, 2011		December 31, 2010	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets				
Cash and due from banks	**$ 17,927**	**$ 17,927**	$ 11,161	$ 11,161
Interest-bearing deposits in banks	**38,594**	**38,594**	4,238	4,238
Federal funds sold	**16,500**	**16,500**	17,100	17,100
Securities available-for-sale	**318,166**	**318,166**	236,180	236,180
Securities held-to-maturity	**35,214**	**37,275**	39,975	40,778
Loans, net	**508,602**	**523,847**	549,759	563,270
Accrued interest receivable	**4,095**	**4,095**	4,044	4,044
Financial liabilities				
Deposits	**856,430**	**858,774**	791,826	793,270
Federal funds purchased and securities sold under agreements to repurchase	**16,347**	**16,347**	5,813	5,813
Other short-term liabilities	**-**	**-**	372	372
FHLB borrowings	**17,100**	**17,521**	24,100	24,901
Accrued interest payable	**878**	**878**	1,078	1,078
Off-balance sheet credit related instruments:				
Commitments to extend credit		**109**		95

Under ASC Topic 825, entities may choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value measurement option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions; therefore, the Corporation may record identical financial assets and liabilities at fair value or by another measurement basis permitted under generally accepted accounting principles; (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. During the reported periods, the Bank had no financial instruments measured at fair value under the fair value measurement option.

NOTE 13 – QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following table presents unaudited quarterly interim financial information for the Corporation for the years ended December 31, 2011 and 2010 (dollars in thousands, except per share amount):

2011	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
Interest income	**$ 9,461**	**$ 9,680**	**$ 9,541**	**$ 9,286**	**$ 37,968**
Interest expense	**1,372**	**1,255**	**1,179**	**1,136**	**4,942**
Net interest income	**8,089**	**8,425**	**8,362**	**8,150**	**33,026**
Provision for possible loan losses (recoveries), net	**725**	**750**	**750**	**900**	**3,125**
Non-interest expenses, net of non-interest income	**5,494**	**5,358**	**4,687**	**4,599**	**20,138**
Income before income taxes	**1,870**	**2,317**	**2,925**	**2,651**	**9,763**
Income taxes	**325**	**306**	**632**	**272**	**1,535**
Net income	**$ 1,545**	**$ 2,011**	**$ 2,293**	**$ 2,379**	**$ 8,228**
Basic earnings per share	**$ 0.29**	**$ 0.37**	**$ 0.43**	**$ 0.44**	**$ 1.53**
Weighted average shares outstanding per quarter	**5,427,650**	**5,392,760**	**5,380,000**	**5,374,531**	**5,393,765**
2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Interest income	$ 10,019	$ 10,174	$ 9,563	$ 9,853	$ 39,609
Interest expense	1,927	1,785	1,715	1,574	7,001
Net interest income	8,092	8,389	7,848	8,279	32,608
Provision for possible loan losses (recoveries), net	1,086	405	-	405	1,896
Non-interest expenses, net of non-interest income	5,882	5,848	5,544	5,229	22,503
Income before income taxes	1,124	2,136	2,304	2,645	8,209
Income taxes	(68)	196	478	397	1,003
Net income	$ 1,192	$ 1,940	$ 1,826	$ 2,248	$ 7,206
Basic earnings per share	$ 0.22	$ 0.35	$ 0.33	$ 0.41	$ 1.31
Weighted average shares outstanding per quarter	5,504,030	5,487,729	5,487,713	5,465,664	5,486,183

NOTE 14 – DEPOSITS

The Bank does not have any foreign offices and all deposits are serviced in its 17 domestic offices. Maturities of time deposits of $100 or more at December 31, 2011 and 2010 are as follows (dollars in thousands):

	2011	2010
Under 3 months	**$ 31,221**	$ 35,163
3 to 12 months	**52,729**	54,769
Over 12 months	**24,972**	17,493
Total	**$ 108,922**	$ 107,425

The following table presents maturities of interest-bearing deposits as of December 31, 2011 (dollars in thousands):

Interest-bearing transaction accounts		$ 470,839
	2012	191,681
	2013	13,801
	2014	8,882
	2015	12,774
	2016	14,437
	Thereafter	13
	Total	$ 712,427

NOTE 15 – CONDENSED FINANCIAL INFORMATION OF THE CORPORATION

The following tables present the condensed balance sheets, statements of income and cash flows of the Corporation as of December 31, 2011 and 2010 (dollars in thousands, except per share amounts):

CONDENSED BALANCE SHEETS

	As of December 31, 2011	2010
Cash	**$ 443**	$ 501
Investment in bank subsidiary - at equity	**108,306**	103,168
Investment in credit life insurance company - at cost	**54**	54
Investment in other securities	**17**	17
Dividends receivable from bank subsidiary	**1,972**	-
Cash surrender value - life insurance	**3,950**	3,820
Total assets	**$ 114,742**	$ 107,560
Liabilities		
Payable to bank subsidiary	**$ -**	$ -
Payable to directors	**1,559**	1,429
Other payable	**(1)**	4
Dividends payable	**1,972**	-
Total liabilities	**3,530**	1,433
Shareholders' equity		
Common stock - $10 par value, 8,000,000 shares authorized; 5,330,000 and 5,430,000 shares issued and outstanding, as of December 31, 2011 and December 31, 2010, respectively	**53,300**	54,300
Retained earnings	**54,890**	52,636
Accumulated other comprehensive income	**3,022**	(809)
Total shareholders' equity	**111,212**	106,127
Total liabilities and shareholders' equity	**$ 114,742**	$ 107,560

CONDENSED STATEMENTS OF INCOME

	Years ended December 31, 2011	2010	2009
Operating income			
Dividends from bank subsidiary	**$ 6,974**	$ 6,603	$ 8,206
Other dividend income	**15**	8	13
Interest income	**-**	-	1
Other	**130**	156	131
Operating expenses	**(199)**	(197)	(189)
Income before equity in undistributed net income of bank subsidiary	**6,920**	6,570	8,162
Equity in undistributed net income of bank subsidiary	**1,308**	636	302
Net Income	**$ 8,228**	$ 7,206	$ 8,464

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended Dec. 31, 2011	2010
Operating activities		
Net income for the year	**$ 8,228**	$ 7,206
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in undistributed net income of bank subsidiary	**(1,308)**	(636)
Increase in cash surrender value of life insurance contracts	**(130)**	(156)
Increase/Decrease in other assets	**(1,972)**	2,538
Increase/Decrease in payables	**126**	144
Total adjustments	**(3,284)**	1,890
Net cash provided by operating activities	**4,944**	9,096
Investing activities		
Purchase of single premium life insurance policy	**-**	(190)
Net cash used by investing activities	**-**	(190)
Financing activities		
Payment to repurchase common stock	**(3,011)**	(2,564)
Cash dividends paid	**(1,991)**	(6,077)
Net cash used by financing activities	**(5,002)**	(8,641)
Increase (decrease) in cash	**(58)**	265
Cash at beginning of year	**501**	236
Cash at end of year	**$ 443**	$ 501

NOTE 16 – EMPLOYEE BENEFIT PLANS

The Bank contributes to a qualified profit-sharing plan covering employees who meet participation requirements. The amount of the contribution is at the discretion of the Bank's Board of Directors, up to the maximum deduction allowed for federal income tax purposes. Contributions to the plan, which amounted to approximately $874, $764 and $1,170 in 2011, 2010 and 2009, respectively, are included in salaries and employee benefits expense.

In 1992, the Bank formalized a non-qualified salary continuation plan for certain key officers. In connection with this plan, the value of the single premium universal life insurance policies (approximately $960 at December 31, 2011 and approximately $933 at December 31, 2010) purchased in 1993 to fund the plan and the related liability (approximately $76 at December 31, 2011 and $112 at December 31, 2010) were included in other assets and other liabilities, respectively. Net non-cash income/expense recognized a gain on these policies of $18 in 2011, and recognized a loss of $3 in 2010. Net non-cash income/expense recognized a gain on these policies $20 in 2009. These amounts are included in the above asset values. The principal cost of the plan is accrued over the anticipated remaining period of active employment, based on the present value of the expected retirement benefit. Beginning in January 2009, the Bank combined the income and expense related to the plan.

In 1993, the Corporation and the Bank implemented a deferred compensation plan that permits directors to defer their director's fees and earn interest on the deferred amount. Liability increases for current deferred fees, net of benefits paid, of approximately $521 for 2011, $532 for 2010 and $536 for 2009 have been recognized in the accompanying consolidated financial statements. In connection with this plan, a single premium universal life insurance policy was purchased on the life of each director who elected to participate. Net non-cash income recognized on these policies of approximately $405 in 2011, $477 in 2010 and $355 in 2009 was included in the cash surrender values of $13,194, $12,788 and $11,518 reported in other assets at December 31, 2011, 2010 and 2009, respectively.

In 1996, the Bank established an officer group term replacement/split-dollar plan to provide life insurance benefits that would continue after retirement. A single premium universal life insurance policy was purchased to fund the plan and a split-dollar agreement was made with an irrevocable trust that specified the portion of the insurance proceeds that would become part of the trust. The value of this policy ($1,275 at December 31, 2011 and $1,250 at December 31, 2010) is included in other assets, and net non-cash income recognized on this policy of approximately $25 in 2011, $24 in 2010 and $29 in 2009 is included in the above asset values.

In 2002, the Bank implemented a Director Split-Dollar Life Insurance Plan and an Executive Split-Dollar Life Insurance Plan. The Bank purchased a single premium whole life insurance policy on the life of each participant and endorsed a portion of the policy death benefits to the insured's estate, a trust or another individual. The total life insurance purchased was $3,735 in 2002, approximately $190 in 2003 and approximately $253 in 2004. Additional single premium universal life insurance policies, totaling approximately $154 in 2005, $623 in 2007, $559 in 2008, and $833 in 2009, and $254 in 2011, were purchased for new participants. Net non-cash income was recognized on these policies of approximately $270 in 2011 and $342 in 2010 and was included in the asset value of $8,192 as of December 31, 2011 ($7,670 as of December 31, 2010), which is a part of bank other assets.

ASC Topic 715 requires the recognition of a liability and related compensation expense for endorsement split-dollar life insurance policies that provide a benefit to an employee that extends to post-retirement periods. Life insurance policies purchased for the purpose of providing such benefits do not effectively settle an entity's obligation to the employee. Accordingly, the entity must recognize a liability and related compensation expense during the employee's active service period based on the future cost of insurance to be incurred during the employee's retirement. If the entity has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in ASC Topic 715. This topic provides accounting guidance for postretirement benefits related to collateral assignment split-dollar life insurance arrangements, whereby the employee owns and controls the insurance policies. The consensus concludes that an employer should recognize a liability for the postretirement benefit in accordance with ASC Topic 715, as well as recognize an asset based on the substance of the arrangement with the employee. The guidance was effective for fiscal years beginning after December 15, 2010. The Corporation and the Bank adopted ASC Topic 715 on January 1, 2010, and the effect of adoption on the consolidated financial statements was a reduction in retained earnings of approximately $342 and an increase in accrued liabilities of approximately $342.

The Bank is the beneficiary of the insurance policies that fund the salary continuation plan, the deferred compensation plan, the group term replacement/split-dollar plan and the split-dollar life insurance plans. These policies had an aggregate current death benefit of $48,241 at December 31, 2011.

NOTE 17 – POST RETIREMENT BENEFIT PLAN

The Corporation sponsors a defined benefit post-retirement health care plan covering employees who were hired before March 27, 2007. Under the plan, covered employees may retire at age 60 with 15 years of work experience with the Bank. ASC Topic 715 requires employers to (i) recognize the overfunded or underfunded status of a single-employer defined benefit post-retirement plan as an asset or liability in its statement of financial position and (ii) recognize changes in that funded status in comprehensive income. ASC Topic 715 also requires companies to accrue the cost of post-retirement health care and life insurance benefits within the employees' active service periods. Eligibility requirements for employees hired prior to March 27, 2007 are as follows:

- 25 years of service at any age;
- 15 years of service at attained age 60; and
- 15 years of service at attained age 55, with a qualifying disability

Premiums paid by retirees and spouses depend on date of retirement, age and coverage election. Employees retiring after June 2007, who are at least 60 years old with a minimum of 15 years of service, will pay half of the full monthly premium. Coverage will cease at age 63.5 for persons who retire with less than 25 years of service. All persons hired after March 27, 2007 are ineligible for retiree health benefits.

The following table provides further information about the plan (dollars in thousands):

Obligations and Funded Status

	Post-Retirement Benefits	
	2011	2010
Change in benefit obligation		
Benefit obligation at beginning of year	$ 1,819	$ 1,924
Service cost	23	22
Interest cost	156	160
Plan participants' contributions	107	102
Actuarial (gain) loss	2,939	(117)
Benefits paid	(472)	(272)
Benefit obligation at end of year	$ 4,572	$ 1,819
Change in plan assets		
Fair value of plans assets at beginning of year	$ -	$ -
Actual return on plan assets	-	-
Employer contribution	365	170
Plan participants' contributions	107	102
Benefits paid	(472)	(272)
Fair value of plan assets at end of year	$ -	$ -
Funded status	$ (4,572)	$ (1,819)
Unrecognized net actuarial (gain) loss	(697)	(3,240)
Prepaid (accrued) benefit cost	$ (5,269)	$ (5,059)

The discount rate utilized to determine the benefit obligation was 8% for 2011 and 2010.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (dollars in thousands):

Year	Gross Benefits	Participant Contributions	Company Benefits
2012	$ 366	$ 106	$ 260
2013	393	122	271
2014	453	143	310
2015	479	169	310
2016	507	184	323
2017 and later	3,132	1,294	1,838
	$ 5,330	$ 2,018	$ 3,312

The following table gives the Health Care Cost Trend, which is applied to gross charges, net claims and retiree paid premiums to reflect the Corporation's past practice and stated ongoing intention to maintain relatively constant cost sharing between the Corporation and retirees:

	2011	2010
Health care cost trend rate assumed for next year	7.5 - 11%	5.5 - 7%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5%	6%
Year that the rate reaches the ultimate trend rate	2018	2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (dollars in thousands):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 613	$ (519)
Effect on post-retirement benefit obligation	61	(64)

SHAREHOLDER INFORMATION

The 5,330,000 shares of common stock of the Corporation outstanding at December 31, 2011 had an estimated market value of $149.1 million and were held by 2,091 shareholders located primarily in the Corporation's market area. A small number of shareholders are not identified individually because some bank nominees, including the Bank's Trust Department, are listed as record owners when, in fact, these holdings represent more than one beneficial owner. No single shareholder's ownership exceeded 5% at year end.

There is no established public trading market for shares of the Corporation's common stock. The table below shows the high and low price of the Corporation's common stock taken from reported prices by those buyers and sellers willing to disclose this information. This table also shows the semi-annual dividend declared per share of common stock, in each of the last two years. In 2011, the Corporation repurchased 100,000 shares of its common stock in several privately negotiated transactions.

		High	Low	Dividend
2011	**First Quarter**	**$ 35.00**	**$ 30.00**	**$ -**
	Second Quarter	**32.00**	**30.00**	**0.370**
	Third Quarter	**31.00**	**30.00**	**-**
	Fourth Quarter	**40.00**	**25.00**	**0.370**
2010	First Quarter	$ 43.20	$ 42.30	$ -
	Second Quarter	42.30	38.10	0.370
	Third Quarter	38.95	38.10	-
	Fourth Quarter	38.95	31.13	0.370

ADDITIONAL FINANCIAL DATA

The following table presents consolidated comparative data for the Corporation for the years shown:

COMPARATIVE DATA
(Dollars In Thousands)

	2011	**2010**	2009	2008	2007
Total Assets	**$ 1,017,449**	**$ 941,709**	$ 935,028	$ 911,137	$ 823,046
Average assets	**$ 975,312**	**$ 953,239**	$ 922,568	$ 855,278	$ 797,239
Average loans (net)	**$ 534,841**	**$ 564,388**	$ 579,998	$ 534,441	$ 484,308
Average deposits	**$ 820,250**	**$ 795,786**	$ 760,315	$ 701,428	$ 673,728
Return on average assets	**0.84%**	**0.76%**	0.92%	1.08%	1.08%
Return on average equity	**7.52%**	**6.60%**	7.90%	8.60%	8.36%
Tier 1 capital to average assets	**10.03%**	**10.39%**	10.55%	10.93%	12.22%

2011 OFFICERS

T. Randy Stevens, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Timothy E. Pettus, PRESIDENT

John P. Tomlinson, III, CHIEF ADMINISTRATIVE OFFICER

N. Houston Parks, GENERAL COUNSEL

Patricia P. Bearden, CHIEF FINANCIAL OFFICER/CASHIER

Michael L. Ayer, CHIEF CREDIT OFFICER

Leslie R. Brooks, III, SENIOR COMMERCIAL RELATIONSHIP MANAGER

Paul T. Butts, Jr., SENIOR EXECUTIVE RETAIL BANKING

M. Harvey Church, MAURY COUNTY PRESIDENT

John T. Cotham, EXECUTIVE VICE PRESIDENT/HUMAN RESOURCES

R. Craig Holland, WILLIAMSON COUNTY PRESIDENT

Stephen K. Hughes, SENIOR TRUST OFFICER

Charles F. Isaacs, SENIOR COMMERCIAL RELATIONSHIP MANAGER

Martha M. McKennon, VICE PRESIDENT AND EXECUTIVE ASSISTANT

Richard S. Sevier, SENIOR COMMERCIAL RELATIONSHIP MANAGER

Barry B. White, CORPORATE LEGAL COUNSEL

William F. White, Jr., SENIOR EXECUTIVE MORTGAGE BANKING

Brian K. Williams, SENIOR EXECUTIVE COMMERCIAL BANKING

Richard R. Benson, VICE PRESIDENT

April T. Bobb, ASSISTANT TRUST OFFICER

Kim A. Boone, SENIOR PERSONAL TRUST OFFICER

Felicia Y. Brown, TREASURY MANAGEMENT OFFICER

Larry D. Brown, LAWRENCE COUNTY SENIOR BANKING EXECUTIVE

Barbara C. Capps, MARSHALL COUNTY SENIOR BANKING EXECUTIVE

Joanna L. Chandler, BANK INFORMATION SECURITY OFFICER

Shela G. Chessor, VICE PRESIDENT

David M. Edwards, FIRST VICE PRESIDENT

Suzanne A. Estes, ASSISTANT VICE PRESIDENT

Tiby Cope Ferguson, VICE PRESIDENT/BUSINESS DEVELOPMENT (LAWRENCE, GILES AND MARSHALL COUNTIES)

Donna C. Gandee, BUSINESS CONTINUITY PLAN OFFICER

Michelle D. Gardner, ASSISTANT VICE PRESIDENT/ PLATFORM ADMINISTRATOR

Samuel G. Garrand, III, SENIOR INVESTMENT OFFICER

Miriam T. Green, BRANCH MANAGER II

Billy R. Harvel, VICE PRESIDENT

Judy M. Hickman, BRANCH ADMINISTRATOR

Linda L. Hicks, FIRST VICE PRESIDENT/DIRECTOR OF OPERATIONS

Carla F. Hinson, HICKMAN COUNTY SENIOR BANKING EXECUTIVE

Marcus F. Houston, GILES COUNTY SENIOR BANKING EXECUTIVE

Kathy W. Lafferty, COMMERCIAL BANK OFFICER

Rory A. Mallard, BRANCH MANAGER, PRIVATE BANKING OFFICER/ BUSINESS BANKING RELATIONSHIP MANAGER

Robert C. Matthews, CONTROLLER

Marie E. McGrew, INTERNAL CONTROLS OFFICER

Carol D. Messer, BRANCH MANAGER, RETAIL LENDING

Richard J. Mullen, FIRST VICE PRESIDENT AND TRUST OFFICER

Judy M. Musgrave, BUSINESS BANKING RELATIONSHIP OFFICER

Linda Pearson, CAREER DEVELOPMENT OFFICER

Joseph R. Reeves, Jr., FIRST VICE PRESIDENT

Brenda S. Risner, ASSISTANT VICE PRESIDENT

C. Lynn Ross, DIRECTOR OF LOAN SERVICING

C. Stacey Shedd, VICE PRESIDENT

Anita G. Simmons, MANAGER OF MANAGEMENT INFORMATION SYSTEMS (MIS)

Terry D. Skillington, ASSISTANT VICE PRESIDENT

Glynis D. Smith, SECURITY/AUDIT OFFICER

Larissa Thomas, BANKING OFFICER

Linda W. Thomason, VICE PRESIDENT/TRUST OFFICER

Shannon L. Tidwell, INFORMATION TECHNOLOGY OFFICER

Gail E. Tindall, CHIEF COMPLIANCE OFFICER, BSA OFFICER, OFAC OFFICER

Amy B. Vaught, ASSISTANT VICE PRESIDENT/TRUST OFFICER

Teresa L. Walker, BANK MANAGER

Pam D. White, ASSISTANT CONTROLLER

Roseann G. Williams, SENIOR BENEFITS TRUST OFFICER

Julia R. Wolaver, VICE PRESIDENT AND OFFICE MANAGER

McCoy C. Zachry, CREDIT OFFICER AND MANAGER OF SPECIAL ASSETS

One Branch Office added in Spring Hill

One Branch Office under construction in Williamson County

First Farmers • 14.2 % Growth in Revenues

Non-interest income up 12.3% • 4 % Growth in Assets

DICKSON COUNTY:
WHITE BLUFF
White Bluff Office & ATM
2011 Highway 47 North
(615) 797-3153

GILES COUNTY:
PULASKI
Martin House Office & ATM
302 South Second St.
(931) 363-3830

HICKMAN COUNTY:
BON AQUA
East Hickman Office & ATM
9512 Highway 46
(931) 670-0090

CENTERVILLE
Centerville Office & ATM
116 Church St.
(931) 729-3522

LAWRENCE COUNTY:
LAWRENCEBURG
Locust Avenue Office & ATM
1501 North Locust Avenue
(Open Saturday)
(931) 762-6490

Crockett Office & ATM
116 West Gaines St.
(931) 766-5650

LORETTO
Loretto Office & ATM
201 S. Military St.
(931) 853-4358

MARSHALL COUNTY:
CHAPEL HILL
Chapel Hill Office & ATM
214 Horton Pkwy. North
(931) 364-2062

LEWISBURG
Ellington Office & ATM
260 North Ellington Pkwy.
(Open Saturday)
(931) 359-6222

MAURY COUNTY:
COLUMBIA
Main Office & ATM
816 South Garden Street
(931) 388-3145 or
1-800-882-8378

Campbell Plaza Office - Kroger ATM
1202 South James Campbell Blvd.
(Open Saturday)
(931) 380-8278

Hatcher Lane Office & ATM
1501 South James Campbell Blvd.
(931) 380-8260

High Street Drive-Through
515 N. High St.
(931) 380-8291

Northside Office & ATM
901 Nashville Hwy.
(Open Saturday)
(931) 380-8340

MT. PLEASANT
Mt. Pleasant Office & ATM
128 North Main St.
(931) 379-3292

SPRING HILL
Spring Hill Office & ATM
5398 Main St.
(931) 486-2212

Port Royal Office & ATM
4871 Port Royal Rd.
(931) 486-2436

WILLIAMSON COUNTY:
FRANKLIN
Cool Springs Office & ATM
300 Billingsly Court
(615) 771-6484

COMING SOON
McEwen Office & ATM
1536 West McEwen Dr.

ADDITIONAL ATMS ARE LOCATED AT:

Maury Regional Medical Center, Columbia*
1224 Trotwood Ave.

Columbia Quick Mart*
1517 Hampshire Pike

Tennessee Farm Bureau, Columbia
147 Bear Creek Pike

Columbia Carmack Blvd.*
2223 Carmack Blvd.

Columbia Hampshire Pike*
1120 Hampshire Pike

Columbia Nashville Hwy*
2577 Nashville Highway

Columbia East James Campbell*
312 East James Campbell Blvd.

Lawrenceburg Crockett Hospital*
1607 S. Locust Ave.

Lawrenceburg Quick Mart*
710 East Gaines Street

Lawrenceburg Super Stop*
1904 West Gaines Street

Lawrenceburg*
2100 North Locust Ave.

Lewisburg Downtown
121 Second Avenue South

Lewisburg On the Run Market*
1550 Franklin Pike

Lewisburg North Ellington*
800 North Ellington Parkway

Loretto South Military*
215 South Military

Marshall Plaza, Lewisburg*
1748 Mooresville Hwy.

Mt. Pleasant, New Lawrenceburg Hwy.*
9170 New Lawrenceburg Hwy.

Spring Hill*
5414 Main Street

*Cash Dispenser Only


FIRST FARMERS.
SERVICE AREA
Montgomery County
Houston County
Dickson County
White Bluff
Cheatham County
Humphreys County
East Hickman
Williamson County
Franklin
Centerville
Spring Hill
Hickman County
Rutherford County
Columbia
Chapel Hill
Perry County
Maury County
Lewis County
Bedford County
Mt. Pleasant
Lewisburg
Marshall County
Lawrence County
Wayne County
Lawrenceburg
Giles County
Pulaski
Lincoln County
Loretto
TN 49
TN 48
US 70
I-40
TN 46
TN 100
TN 7
TN 50
US 31
I-65
US 412
TN 99
US 31A
TN 64
US 43
N
Branch & ATM
ATM
Drive-Thru Branch

LETTER FROM THE PRESIDENT



To our Shareholders:

It's hard to find anyone today who has not been touched by the recession our country has weathered since 2008. While I doubt many of us have suffered during this downturn as our parents and grandparents did in the Great Depression, I'm sure it's put a damper on the financial goals we all had for the year.

But greater challenges have simply required greater effort at your bank. The financial trials of 2011 have led First Farmers to be even more innovative, while also exercising caution in all that we do. For instance, this year we implemented more stringent expense control programs that have helped us decrease our vendor expense roughly 20%. And the Corporation repurchased 100,000 shares of stock in 2011, a step that enhances investment value for all shareholders.

I'm pleased to say that our efforts in 2011 have been rewarded. Two of the best indicators of this have been the fact that our 42-year-old Trust Department now has more than $3 billion in assets and our bank more than $1 billion in assets. That's pretty amazing for a rural community bank. But thanks to the hard work by our employees and the trust of so many Middle Tennessee clients, First Farmers has continued to see another year of growth, even in difficult times.

With the uncertainty that still remains with this economy, including potential new federal regulations, the possible increase of FDIC insurance cost, and the threat of increased health care costs, we know our task will not get any easier. I fully believe that not only will we emerge from this downturn intact, but we'll all be in far better shape when we do. I have confidence that First Farmers has the right technology, leadership and employees in place so that can happen. We also have history on our side...as nothing in our 102 years of existence has ever stopped us from meeting new challenges. And I don't expect that to change.

Thank you for your continued trust in First Farmers & Merchants Bank.

Tim E. Pettus

Tim Pettus
President
First Farmers & Merchants Bank, Member FDIC

One Branch Office added in Spring Hill
8.2% GROWTH IN DEPOSITS • ANOTHER YEAR OF GROWTH
One Branch Office under construction in Williamson County
First Farmers • 14.2% Growth in Revenues
Non-interest income up 12.3% • 8% Growth in Assets